Exhibit 2.2

AGREEMENT AND PLAN OF MERGER

Among

CINCINNATI BELL INC.,

YANKEE ACQUISITION LLC,

ONX HOLDINGS LLC

and

MLN HOLDER REP LLC

As the Representative

Dated as of July 9, 2017

TABLE OF CONTENTS

i

EXHIBITS AND SCHEDULES

Exhibit A	Form of Escrow Agreement
Exhibit B-1	List of Persons Executing Non-Solicit/No-Hire Agreements
Exhibit B-2	List of Persons Executing Individual Holder Agreement
Exhibit C	Key Persons

GLOSSARY OF DEFINED TERMS

Definition	Location of Defined Terms

Accounting Methodologies	Section 3.02(e)
Adjusted Closing Date Payment	Section 3.02(c)(i)
Adjustment Escrow Account	Section 3.01(d)(ii)(A)
Adjustment Escrow Amount	Section 3.01(d)(ii)(A)
Adjustment Escrow Excess Amount	Section 3.02(c)(ii)(B)
Adjustment Escrow Funds	Section 9.04(b)
Adjustment Escrow Shortfall Amount	Section 3.02(c)(ii)(B)
Adjustment Time	Section 3.02(e)
affiliate	Section 9.04(b)
Affiliate Contracts	Section 4.17
Agreement	Preamble
Alternative Debt Commitment Letter	Section 6.17(b)
Alternative Debt Financing	Section 6.17(b)
Antitrust Laws	Section 9.04(b)
Arrow Contract	Section 9.04(b)
Articles of Amalgamation	Section 9.04(b)
Articles of Association	Section 9.04(b)
Audited Balance Sheet	Section 4.04(a)
Audited Balance Sheet Date	Section 4.05
Bankruptcy Exceptions	Section 9.04(b)
Base Purchase Price	Section 9.04(b)
Benefit Agreement	Section 4.10(b)
Benefit Plan	Section 4.10(a)
business day	Section 9.04(b)
Capital Transaction	Section 9.04(b)
Capital Transaction Proceeds	Section 9.04(b)
Cash	Section 9.04(b)
Certificate of Formation	Section 1.05(a)
Certificate of Merger	Section 1.03
Change of Control Payments	Section 3.02(e)
Class A Merger Consideration	Section 9.04(b)
Class A Units	Section 9.04(b)
Class B Merger Consideration	Section 9.04(b)
Class B Units	Section 9.04(b)
Closing	Section 1.02(a)
Closing Balance Sheet	Section 3.02(e)
Closing Capitalization Schedule	Section 3.01(b)(i)
Closing Cash	Section 3.02(e)
Closing Consideration Schedule	Section 3.01(b)(ii)
Closing Date	Section 1.02(a)

v

Definition	Location of Defined Terms

Closing Date Payment	Section 3.01(d)(i)
Closing Debt	Section 3.02(e)
Closing Working Capital	Section 3.02(e)
Code	Section 3.01(f)
Collective Bargaining Agreement	Section 4.08(a)(xii)
Commonly Controlled Entity	Section 4.10(a)
Company	Preamble
Company Balance Sheet Date	Section 4.05
Company Disclosure Letter	Article IV
Company Entity Balance Sheet	Section 4.04(b)
Company Financial Statements	Section 4.04(b)
Company Fundamental Representations	Section 9.04(b)
Company Insurance Policies	Section 4.15(a)
Company Intellectual Property	Section 4.14(a)
Company LLC Agreement	Section 9.04(b)
Company Material Adverse Effect	Section 9.04(b)
Confidentiality Agreement	Section 9.04(b)
Consent	Section 9.04(b)
Consenting Unitholders	Recitals
Contaminants	Section 4.14(j)
Continuing Employee	Section 6.10(a)
Contract	Section 9.04(b)
control	Section 9.04(b)
Corporate Subsidiaries	Section 4.12(a)
Credit Facility	Section 9.04(b)
D&O Insurance	Section 6.15(b)
Debt Financing	Section 5.04
Debt Financing Commitment	Section 5.04
Debt Financing Documents	Section 6.17(a)
Disqualified Individual	Section 4.10(i)
DLLCA	Recitals
Effective Time	Section 1.03
Employee Roster	Section 4.20(e)
Environmental Claims	Section 4.11
Environmental Law	Section 4.11
ERISA	Section 4.10(a)
Escrow Agent	Section 3.01(d)(ii)(A)
Escrow Agent Fee	Section 9.04(b)
Escrow Agreement	Section 3.01(d)(ii)(A)
Estimated Class A Merger Consideration	Section 9.04(b)
Estimated Class B Merger Consideration	Section 9.04(b)
Estimated Closing Balance Sheet	Section 3.01(a)
Estimated Closing Cash	Section 3.01(a)
Estimated Closing Working Capital	Section 3.01(a)
Estimated Purchase Price	Section 9.04(b)

Definition	Location of Defined Terms

Estimated Unpaid Severance Amount	Section 3.01(a)
Example Calculation	Section 9.04(b)
Exchange	Section 9.04(b)
Exchange Act	Section 9.04(b)
Existing D&O Policy	Section 6.15(b)
Extended Trade Payables	Section 9.04(b)
Final Purchase Price	Section 9.04(b)
Final Statement	Section 3.02(a)
Financial Statements	Section 4.04(a)
Funded Debt	Section 9.04(b)
GAAP	Section 9.04(b)
Government Contract	Section 9.04(b)
Governmental Entity	Section 4.03(c)
Guarantee	Section 9.04(b)
Hazardous Materials	Section 4.11
Holder Agreements	Recitals
Holding Companies	Section 9.04(b)
HSR Act	Section 4.03(c)
Illustrative Consideration Schedule	Section 4.02(e)
Incremental Debt Financing Cooperation	Section 6.17(c)
Incremental Debt Financing Provision	Section 6.17(c)
Indebtedness	Section 9.04(b)
Indemnification Agreement	Recitals
Indemnified Person	Section 6.15(a)
Indemnity Escrow Account	Section 3.01(d)(ii)(B)
Indemnity Escrow Amount	Section 3.01(d)(ii)(B)
Independent Expert	Section 3.02(b)(iii)
Individual Holder Agreement	Recitals
Information Privacy Laws	Section 4.14(k)
Initial Statement	Section 3.01(a)
Insolvent	Section 9.04(b)
Intellectual Property	Section 9.04(b)
Inventory	Section 9.04(b)
Judgment	Section 4.03(b)
Knowledge of Parent	Section 9.04(b)
Knowledge of the Company	Section 9.04(b)
Law	Section 9.04(b)
Leased Property	Section 4.13(c)
Legal Restraints	Section 7.01(b)
Lender Related Parties	Section 9.04(b)
Lenders	Section 5.04
Letter of Transmittal	Section 2.02(a)
Liabilities	Section 4.05
Licenses In	Section 4.14(e)
Licenses Out	Section 4.14(e)

Definition	Location of Defined Terms

Lien	Section 9.04(b)
Losses	Section 9.04(b)
Marketing Period	Section 9.04(b)
Merger	Section 1.01
Merger Consideration	Section 9.04(b)
Merger Sub	Preamble
Merger Sub Interest	Section 2.01(a)
New Plan	Section 6.10(c)
Non-Solicit/No-Hire Agreements	Recitals
Notice of Merger	Section 9.04(b)
Notice of Objection	Section 3.02(b)(i)
OnX Group of Companies	Section 4.04(a)
OnX Holdings LLC Income Tax Returns	Section 6.04(a)
Open Source Code	Section 9.04(b)
Organizational Documents	Section 9.04(b)
Outside Date	Section 8.01(a)(iv)
Parent	Preamble
Parent Fundamental Representation	Section 9.04(b)
Parent Material Adverse Effect	Section 9.04(b)
Parent Shortfall	Section 3.02(c)(ii)(A)
Participant	Section 4.10(a)
Paying Agent	Section 2.02(a)
Permits	Section 4.09(b)
Permitted Encumbrances	Section 9.04(b)
person	Section 9.04(b)
Personal Information	Section 4.14(k)
Post-Closing Tax Period	Section 9.04(b)
Pre-Closing Tax Period	Section 9.04(b)
Pre-Closing Tax Returns	Section 9.04(b)
Pro Rata Adjustment Escrow Share	Section 9.04(b)
Pro Rata Indemnification Escrow Share	Section 9.04(b)
Pro Rata Reserve Share	Section 9.04(b)
Proceeding	Section 9.04(b)
Proportionate Adjustment Escrow Amount	Section 2.02(b)
Proportionate Indemnification Escrow Amount	Section 2.02(c)
Proportionate Representative Reserve Amount	Section 2.02(d)
Real Property Lease	Section 4.13(c)
Record Date	Recitals
Release	Section 4.11
Representative	Preamble
Representative Account	Section 3.01(d)(ii)(C)
Representative Reserve Amount	Section 3.01(d)(ii)(C)
Required Financial Information	Section 6.17(c)
Scheduled Company Intellectual Property	Section 4.14(b)
Seconded Employees	Section 4.20(e)

Definition	Location of Defined Terms

Secretary of State	Section 1.03
Section 280G Approval Vote	Section 6.11
Service Providers	Section 4.20(e)
Specified Contracts	Section 4.08(a)
Straddle Period	Section 9.04(b)
subsidiary	Section 9.04(b)
Surviving Company	Section 1.01
Surviving Company LLC Agreement	Section 1.05(b)
Takeover Proposal	Section 6.09
Target Working Capital	Section 9.04(b)
tax return	Section 4.12(a)
taxes	Section 4.12(a)
taxing authority	Section 4.12(a)
Top Customers	Section 4.16(a)
Total Outstanding Class A Units	Section 9.04(b)
Total Outstanding Class B Units	Section 9.04(b)
Total Outstanding Units	Section 9.04(b)
Trade Secrets	Section 9.04(b)
Transfer Taxes	Section 6.04(f)
Unitholder	Section 2.02(a)
Unitholder Approval	Section 4.22(a)
Unitholder Shortfall	Section 3.02(c)(ii)(B)
Units	Section 9.04(b)
Unpaid Expenses	Section 3.02(e)
Unpaid Severance Amount	Section 3.01(a)
Voting Company Debt	Section 4.02(b)
Voting Subsidiary Debt	Section 4.21(b)
Voting Units	Section 9.04(b)
Written Consents	Recitals

AGREEMENT AND PLAN OF MERGER dated as of July 9, 2017 (this “Agreement”), by and among Cincinnati Bell Inc., an Ohio corporation (“Parent”), OnX Holdings LLC, a Delaware limited liability company (the “Company”), Yankee Acquisition LLC, a Delaware limited liability company and a directly wholly owned subsidiary of Parent (“Merger Sub”), and solely in its capacity as the Representative, MLN Holder Rep LLC, a Delaware limited liability company (the “Representative”).

WHEREAS the respective boards of directors or managers (or other similar governing body), as applicable, of the Company, Parent and Merger Sub have approved and declared advisable, as applicable, this Agreement and determined that the Merger on the terms provided for in this Agreement is advisable and in the best interests of the Company, Parent or Merger Sub, as applicable, and their respective members or shareholders, as applicable;

WHEREAS the board of managers (or other similar governing body) of each of the Company and Merger Sub have recommended that their respective members approve this Agreement;

WHEREAS concurrently with the execution and delivery of this Agreement, certain holders of Units of the Company (the “Consenting Unitholders”) who owned beneficially and of record Units constituting 100% of the votes entitled to be cast on the approval of this Agreement by holders of Units outstanding on July 6, 2017 (the “Record Date”), voting together as a single class, in each case will deliver to the Company written consents (the “Written Consents”) with respect to all such Units owned beneficially and of record by such Consenting Unitholders in accordance with the Company LLC Agreement and the Delaware Limited Liability Company Act (“DLLCA”);

WHEREAS concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, Parent, the Company and the Representative and certain holders of Units have entered into the Indemnification Agreement dated as of the date of this Agreement (the “Indemnification Agreement”), pursuant to which, among other things, the Unitholders will indemnify Parent against certain losses; and

WHEREAS concurrently with the execution and delivery of this Agreement, in order to protect the acquisition of the Company’s goodwill and as a condition to the willingness of Parent to enter into this Agreement, certain holders of Units have entered into agreements with Parent pursuant to which (a) the persons listed on Exhibit B-1 have agreed, among other things, to certain non-solicitation and no-hire restrictions (the “Non-Solicit/No-Hire Agreements”) and (b) the person listed on Exhibit B-2 has agreed among other things, to take all actions necessary to consummate the Exchange (the “Individual Holder Agreement” and, together with the Non-Solicit/No-Hire/Non-Competition Agreements and Non-Solicit/No-Hire Agreements, the “Holder Agreements”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

The Merger

SECTION 1.01.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the DLLCA, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), the separate company existence of Merger Sub shall thereupon cease, and the Company shall be the surviving company in the Merger.  The Company, as the surviving company after the Merger, is hereinafter referred to as the “Surviving Company”.

SECTION 1.02.  Closing.  (a)  The closing of the Merger (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019, at 9:00 a.m. on the third business day following the satisfaction (or, to the extent permitted by applicable Law, the written waiver) of the conditions set forth in Section 7.01, or, if on such day any other condition set forth in Article VII has not been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) (or, to the extent permitted by applicable Law, waived in writing by the party entitled to the benefit thereof), as soon as practicable after all of the conditions set forth in Article VII have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) (or, to the extent permitted by applicable Law, waived in writing by the party entitled to the benefit thereof), or at such other place, time and date as may be agreed by the Company and Parent; provided that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), then, subject to the continued satisfaction or waiver of the conditions set forth in Article VII at such time, the Closing shall occur instead on the earliest of (i) any business day during the Marketing Period as may be specified by Parent on no less than two business days’ prior written notice to the Company, (ii) the second business day following the final day of the Marketing Period or (iii) such other place, time and date as may be agreed by the Company and Parent.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.  Notwithstanding anything to the contrary in this Agreement, unless otherwise agreed to by the Company and Parent, the Closing shall not occur prior to October 2, 2017.

SECTION 1.03.  Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DLLCA (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the DLLCA in connection with the Merger.  The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Secretary of State”) or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto prior to the filing of such Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.04.  Effects of the Merger.  The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions of DLLCA.

SECTION 1.05.   Certificate of Formation; Surviving Company Limited Liability Company Agreement.

(a)        At the Effective Time and without any further action on the part of the Company or Merger Sub or any other person, the certificate of formation of the Company, as in effect immediately prior to the Effective Time (the “Certificate of Formation”), shall be the Certificate of Formation of the Surviving Company as of the Effective Time, until duly amended in accordance with applicable Law.

(b)        At the Effective Time and without any further action on the part of the Company or Merger Sub or any other person, the Company LLC Agreement, as in effect immediately prior to the Effective Time, shall be the limited liability company agreement of the Surviving Company (the “Surviving Company LLC Agreement”).

SECTION 1.06.  Officers of the Surviving Company.  The managers and officers of Merger Sub immediately prior to the Effective Time shall be the initial managers and officers of the Surviving Company, effective as of the Effective Time, each to hold office in accordance with the terms of the Surviving Company’s Certificate of Formation and the Surviving Company LLC Agreement.

ARTICLE II

Effect on the Membership Interests of the Constituent Companies; Exchange of Certificates

SECTION 2.01.  Effect on Interests and Units.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any Units of the Company or any holders of membership interests of Merger Sub:

(a)        Merger Sub Interests.  Each membership interest in Merger Sub (a “Merger Sub Interest”) issued and outstanding immediately prior to the Effective Time shall be converted into membership interests in the Surviving Company, as such membership interests are provided for by the Surviving Company LLC Agreement.

(b)        Cancelation of Certain Units.  All Units that are owned by the Company as treasury units immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.  All Units held by Parent or Merger Sub immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.  Each Unit that is owned by any direct or indirect wholly owned subsidiary of the Company or of Parent (other than Merger Sub) shall not represent the right to receive the Merger Consideration and shall be, at the election of Parent, either (i) converted into membership interests of the Surviving Company or (ii) canceled.

(c)        Conversion of Units. Each Class A Unit issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted automatically into and shall thereafter represent the right to receive the Class A Merger Consideration, and each Class B Unit issued and outstanding immediately prior to the Effective Time, whether or not vested, shall at the Effective Time be converted automatically into and shall thereafter represent the right to receive the Class B Merger Consideration.

(d)        Effect on Units.  As of the Effective Time, all Units shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and the holders immediately prior to the Effective Time of Units shall cease to have any rights with respect thereto (other than any rights provided in this Agreement), except for the right to receive the applicable consideration to be paid in consideration therefor as set forth in this Section 2.01 in accordance with this Agreement (subject, in each case, to any applicable withholding tax as provided in Section 3.01(f)). No holder of Units shall be entitled to any “appraisal rights”, “dissenter’s rights” or any similar rights under the DLLCA or any other applicable Law.

SECTION 2.02.  Exchange of Units for Consideration.

(a)        Paying Agent.  Parent will engage the Escrow Agent or another bank or trust company appointed by Parent and reasonably acceptable to the Company to be the paying agent (in such role, the “Paying Agent”) and enter into an agreement, in a form reasonably satisfactory to the Company, with such Paying Agent and Parent shall cause the Paying Agent to effect the exchange of cash for Units which are entitled to payment pursuant to Sections 2.01(c).  To facilitate such exchange, prior to the Closing, the Company shall provide each holder of Units (each a “Unitholder”) with a customary Letter of Transmittal, in form and substance reasonably acceptable to Parent and the Company (the “Letter of Transmittal”).  The Company shall provide to Parent, as promptly as reasonably practicable upon receipt thereof, copies of each Letter of Transmittal delivered to the Company prior to the Closing. Following the Closing, the Representative shall provide to Parent, as promptly as reasonably practicable upon receipt thereof, copies of each Letter of Transmittal delivered to the Representative. Upon the Closing, Parent shall cause the Paying Agent to promptly pay each Unitholder that has duly executed and delivered a Letter of Transmittal the portion of the Estimated Class A Merger Consideration and the Estimated Class B Merger Consideration (subject to Section 2.02(b) and Section 2.02(c)) to which such Unitholder is entitled at the Closing in accordance with the Closing Consideration Schedule.

(b)        Notwithstanding anything in this Agreement to the contrary, (i) a portion of the aggregate Merger Consideration to be paid to each Unitholder in respect of its Units pursuant to this Agreement shall be reduced by the amount set forth opposite such Unitholder’s name on the Closing Consideration Schedule (such amount under the heading “Escrow Amount”, the applicable Unitholder’s “Proportionate Adjustment Escrow Amount”) and (ii) such Proportionate Adjustment Escrow Amounts shall be deposited by Parent in the Adjustment Escrow Account pursuant to Section 3.01(d)(ii)(A).

(c)        Notwithstanding anything in this Agreement to the contrary, (i) a portion of the aggregate Merger Consideration to be paid to each Unitholder in respect of its Units pursuant to this Agreement shall be reduced by the amount set forth opposite such Unitholder’s name on the Closing Consideration Schedule (such amount under the heading “Indemnification Amount”, the applicable Unitholder’s “Proportionate Indemnification Escrow Amount”) and (b) such Proportionate Indemnification Escrow Amounts shall be deposited by Parent in the Indemnity Escrow Account pursuant to Section 3.01(d)(ii)(B).

(d)        Notwithstanding anything in this Agreement to the contrary, (i) a portion of the aggregate Merger Consideration to be paid to each Unitholder in respect of its Units pursuant to this Agreement shall be reduced by the amount set forth opposite such Unitholder’s name on the Closing Consideration Schedule (such amount under the heading “Representative Reserve”, the applicable Unitholder’s “Proportionate Representative Reserve Amount”) and (ii) such Proportionate Representative Reserve Amount shall be deposited by Parent in the Representative Account in accordance with Section 3.01(d)(ii)(C).

SECTION 2.03.  Transfer Books; No Further Ownership Rights in or Obligations from Units.  The applicable portion of the Merger Consideration paid in respect of Units upon the surrender of a Letter of Transmittal in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights and obligations pertaining to the Units (other than any other rights and obligations provided herein), and at the Effective Time, the membership interest transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the membership interest transfer books of the Surviving Company of the Units that were outstanding immediately prior to the Effective Time.

SECTION 2.04.  Termination of Fund.  At any time following the first (1st) anniversary of the Closing Date, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any funds that had been made available to the Paying Agent and which have not been disbursed in accordance with this Article II (other than, for the avoidance of doubt, any Adjustment Escrow Amount or Indemnity Escrow Amount held by the Escrow Agent in accordance with the terms of the Escrow Agreement), and thereafter Unitholders entitled to receive payment pursuant to this Article II shall be entitled to look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any applicable portion of the Merger Consideration, that may be payable upon surrender of any Units held by such Unitholders, as determined pursuant to this Agreement, without any interest thereon.  Notwithstanding the foregoing, none of the Surviving Company, Parent, the Paying Agent or any other person shall be liable to any former holder of Units for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by such Unitholders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

SECTION 2.05.   No Liability.  Parent shall have no liability to any of the Unitholders for any act or omission by the Escrow Agent or the Representative pursuant to this Agreement or the Escrow Agreement.

ARTICLE III

Consideration and Post-Closing Purchase Price Adjustment

SECTION 3.01.  Consideration; Closing Deliveries.

(a)        At least three business days prior to the Closing Date, the Company shall deliver to Parent (x) an estimated Closing Balance Sheet (the “Estimated Closing Balance Sheet”), which shall include as a liability an amount equal to the remaining unpaid severance costs, termination payments and other similar employment costs (including, for the avoidance of doubt, any employer-paid portion of any employment or payroll taxes) to the Company and its subsidiaries as of the Adjustment Time resulting from or incurred in connection with any past restructuring activities (such amount, the “Unpaid Severance Amount”) and (y) a statement (the “Initial Statement”) setting forth reasonably detailed calculations of (i) the amount of Closing Debt, (ii) the amount of Unpaid Expenses, (iii) the Company’s good faith estimate of Closing Cash (“Estimated Closing Cash”), (iv) the Company’s good faith estimate of Closing Working Capital (“Estimated Closing Working Capital”) and (v) the Company’s good faith estimate of the Unpaid Severance Amount (“Estimated Unpaid Severance Amount”), in each case, calculated in accordance with the definition thereof.

(b)        On the business day immediately preceding the Closing Date, the Company shall deliver to Parent:

(i)            a schedule (the “Closing Capitalization Schedule”) setting forth the number of Class A Units, Class B Units and Voting Units, in each case broken down by series, issued and outstanding immediately prior to the Effective Time (after giving effect to the Exchange) and the amount of any accrued or declared but unpaid dividends or other distributions, if any, immediately prior to the Effective Time.  The Closing Capitalization Schedule shall also set forth the name and the number of Class A Units, Class B Units and Voting Units, in each case broken down by series, held by each such holder immediately prior to the Effective Time (both before and after giving effect to the Exchange).  The Closing Capitalization Schedule shall be complete and correct in all respects.

(ii)            a complete and correct schedule (the “Closing Consideration Schedule”) setting forth, on a holder-by-holder basis, (u) the amount of Estimated Class A Merger Consideration with respect each holder of Class A Units (after giving effect to the Exchange), (v) the amount of Estimated Class B Merger Consideration with respect to each holder of Class B Units, (w) the Proportionate Adjustment Escrow Amount with respect to each Unitholder, (x) the Proportionate Representative Reserve Amount with respect to each Unitholder, (y) the Proportionate Indemnification Escrow Amount with respect to each Unitholder and (z) the net amount to be paid to each Unitholder by the Paying Agent pursuant to Section 2.02.

(c)        In the event that the Company or Parent discovers an error in the Closing Consideration Schedule, whether prior to or after the payment of the consideration contemplated thereby, such party shall notify the other party and they shall thereafter reasonably cooperate to correct such error (including by adjusting the amount of consideration payable to the payees thereof).

(d)        Payments

(i)            At or prior to the Effective Time, Parent shall transfer to the Paying Agent cash in an aggregate amount equal to the Estimated Class A Merger Consideration plus the Estimated Class B Merger Consideration less the Adjustment Escrow Amount less the Indemnity Escrow Amount less the Representative Reserve Amount by wire transfer of immediately available funds to the account designated for such purpose by the Paying Agent (the “Closing Date Payment”);

(ii)            At the Closing, Parent shall pay, in cash by wire transfer of immediately available funds:

(A)            $5,000,000 (such amount, the “Adjustment Escrow Amount”) shall be deposited into an escrow account (the “Adjustment Escrow Account”), which shall be established pursuant to an escrow agreement substantially in the form of Exhibit A attached hereto (the “Escrow Agreement”), which Escrow Agreement shall be entered into on the Closing Date by and among Parent, the Representative and PNC Bank National Association as escrow agent (the “Escrow Agent”); and

(B)            $10,000,000 (such amount, the “Indemnity Escrow Amount”) shall be deposited into an escrow account (the “Indemnity Escrow Account”) established pursuant to the Escrow Agreement.

(C)            $2,000,000 (such amount, the “Representative Reserve Amount”) shall be deposited into an account (the “Representative Account”) identified by and for the benefit of the Representative to be used solely to pay for or reimburse any (1) costs or expenses incurred by the Representative in connection with performing its duties pursuant to this Agreement, the Indemnification Agreement and/or the Escrow Agreement or (2) Unpaid Expenses. The Representative Reserve Amount shall be held in the Representative Account and shall be used in accordance with this Agreement until the date on which the Representative determines, in its sole discretion, to release and distribute the amount of the then-remaining Representative Reserve Amount according to such Unitholder’s Pro Rata Reserve Share and otherwise in accordance with the Certificate of Formation, the Company LLC Agreement, any award agreement (including any “Unit Award Agreement” as such term is defined in the Company LLC Agreement) in respect of Class B Units and applicable Law, including the DLLCA, as applicable.

(e)        Closing Deliveries.  At the Closing:

(i)            the Representative and Parent shall enter into, execute and deliver to each other the Escrow Agreement;

(ii)           the Company shall deliver to Parent all certificates required to be delivered by the Company on or prior to the Closing Date pursuant to Section 7.02; and

(iii)         Parent shall deliver to the Company all certificates required to be delivered by Parent on or prior to the Closing Date pursuant to Section 7.03.

(iv)          Parent shall pay the Escrow Agent Fee, in cash by wire transfer of immediately available funds, to the Escrow Agent.

(v)            Parent shall pay the Representative Reserve Amount, in cash by wire transfer of immediately available funds, to the Representative.

(vi)          the Company shall deliver to Parent a copy of the minutes of the meeting of the board of managers of the Company approving the Merger, this Agreement, the Escrow Agreement and the transactions contemplated hereby and thereby.

(f)        Notwithstanding anything in this Agreement to the contrary, Parent and the Paying Agent shall be entitled to deduct and withhold from the portion of the Closing Date Payment (or any other amount) otherwise payable pursuant to this Agreement or the Indemnification Agreement to any Unitholder, for the benefit of the Unitholders such amounts as Parent, the Paying Agent or any of their respective affiliates is required to deduct and withhold with respect to the making of any such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or non-U.S. tax Law; provided that Parent shall provide the Representative with written notice of, and an explanation of the legal basis for, any such deduction and withholding within five (5) business days of the Closing Date. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Unitholder in respect of which such deduction and withholding was made.  Parent shall reasonably cooperate with the Representative to mitigate or eliminate any such deductions or withholdings.

SECTION 3.02.  Post-Closing Adjustment.  (a)  Within 60 days after the Closing Date, Parent shall prepare and deliver to the Representative the Closing Balance Sheet, which shall include, for the avoidance of doubt, as a liability an amount equal to the Unpaid Severance Amount, as well as a statement (the “Final Statement”) setting forth a reasonably detailed calculation of Closing Cash, Closing Working Capital and the Unpaid Severance Amount, in each case prepared in good faith and calculated in accordance with the definition thereof. For the avoidance of doubt, no asset, liability or amount shall be duplicated or otherwise included in more than one of the calculations of Closing Cash, Closing Working Capital, Closing Debt, Unpaid Expenses, the Representative Reserve Amount or the Unpaid Severance Amount.  For purposes of complying with the terms set forth in this Section 3.02, the Representative and Parent shall cooperate with and make available to each other and their respective accountants and other representatives all information, records, data and working papers (provided that the Representative or Parent, as applicable, has executed and delivered any customary non-reliance, release or other agreement required by the accountants that prepared such working papers), and shall permit reasonable access to its officers, employees, agents, properties, offices, plants and other facilities, books and records, as may be reasonably required in connection with the preparation and analysis of the Closing Balance Sheet, Final Statement, Closing Cash, Closing Working Capital and the Unpaid Severance Amount and the resolution of any disputes related thereto in accordance with this Section 3.02.

(b)        Objections; Resolution of Disputes.

(i)            Unless the Representative notifies Parent in writing prior to the end of the 30-day period following Parent’s delivery of the Closing Balance Sheet and the Final Statement of any objection to the Closing Balance Sheet or the calculations of Closing Cash, Closing Working Capital or the Unpaid Severance Amount (a “Notice of Objection”), the Closing Balance Sheet and the Final Statement shall become final and binding and shall be deemed to set forth the Closing Cash, Closing Working Capital and the Unpaid Severance Amount for all purposes hereunder.

(ii)           If the Representative delivers a Notice of Objection to Parent within such 30-day period, Parent and the Representative shall use commercially reasonable best efforts to resolve the Representative’s objections included in the Notice of Objection during the 30-day period commencing on the date the Representative delivers the Notice of Objection.  Any Notice of Objection shall specify in reasonable detail the nature and amount of any objections, which objections shall be limited to disagreements as to whether there were errors in the calculation of Closing Cash, Closing Working Capital or the Unpaid Severance Amount and whether the Closing Balance Sheet and the Final Statement were prepared in accordance with this Agreement.  If the Representative and Parent are able to resolve all objections included in the Notice of Objection within such 30-day period, then the parties shall revise the Closing Balance Sheet and the Final Statement to reflect such resolution and the Closing Balance Sheet and the Final Statement, as so revised, shall become final and binding and the Final Statement shall be deemed to set forth the Closing Cash, Closing Working Capital and Unpaid Severance Amount for all purposes hereunder.

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(iii)        If the Representative and Parent are unable to resolve all objections in the Notice of Objection within such 30-day period, then such unresolved objections shall be submitted promptly to PricewaterhouseCoopers LLP, or, if such firm declines to act, another nationally recognized public accounting firm mutually agreed upon by Parent and the Representative in writing and, if Parent and the Representative are unable to so agree within 10 days after the end of such 30-day period, then Parent and the Representative shall each select a nationally recognized public accounting firm and such firms shall jointly select a third nationally recognized public accounting firm (such selected firm in any case, the “Independent Expert”).  The parties shall instruct the Independent Expert to render its reasoned written decision as to the disputed items (which, for the avoidance of doubt shall only include the objections raised in the Notice of Objection unless otherwise mutually agreed by Parent and the Representative) and the effect of its decision on the Closing Balance Sheet and the Final Statement as promptly as practicable but in no event later than 60 days after its selection, which decision must be in writing and must set forth, in reasonable detail, the basis therefor.  In resolving any disputed item, the Independent Expert (A) shall act in the capacity of an expert and not as an arbitrator, (B) shall limit its review to the objections specifically set forth in the Notice of Objection as a disputed item (other than matters thereafter resolved by mutual written agreement of the Representative and Parent) and (C) shall not assign a value to any disputed item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party in the Notice of Objection.  For the avoidance of doubt, but subject to the last sentence of Section 2.06 of the Indemnification Agreement, any dispute as to whether the Closing Balance Sheet and the Final Statement (and the calculation of Closing Cash, Closing Working Capital and the Unpaid Severance Amount) were prepared in accordance with the Accounting Methodologies shall be resolved pursuant to this Section 3.02, irrespective of whether such dispute may give rise to a claim for indemnification under the Indemnification Agreement.  The Representative and Parent shall each furnish to the Independent Expert such working papers and other relevant documents and information relating to the disputed items, and shall provide interviews and answer questions, as the Independent Expert may reasonably request in connection with its determinations of such disputed items.  In the event the Representative or Parent shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, the other party shall be entitled to participate in such teleconferences, meetings or presentations.  The terms of appointment and engagement of the Independent Expert shall be as agreed upon between the Representative and Parent.  The fees and expenses of the Independent Expert shall be allocated to and borne by the Representative, on the one hand, and Parent, on the other hand, based on one minus the percentage that the Independent Expert’s determination (before such allocation) in favor of the Representative or Parent, as applicable, bears to the total amount of the total items in dispute as originally submitted to the Independent Expert. For example, should the items in dispute total in amount to $1,000 and the Independent Expert awards $600 in favor of the Representative’s position, then 60% of the costs of its review would be borne by Parent and 40% of the costs of its review would be borne by the Representative. The resolution of disputed items by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction over the party against which such determination is to be enforced.  The parties shall revise the Closing Balance Sheet and the Final Statement to reflect the determination of the Independent Expert and the Closing Balance Sheet and the Final Statement, as so revised, shall become final and binding and the Final Statement shall be deemed to set forth the Closing Cash, Closing Working Capital and the Unpaid Severance Amount for all purposes hereunder.

(iv)          After the Closing Balance Sheet and the Final Statement shall have become final and binding, neither the Representative nor the Parent shall have any further right to make any claims against the other party in respect of any element of Closing Cash, Closing Working Capital or the Unpaid Severance Amount. For the avoidance of doubt, notwithstanding anything to the contrary in this Article II or in the Indemnification Agreement, the fact that the Closing Balance Sheet and Final Statement have become final and binding shall not in any way impair the ability of Parent to bring an indemnification claim in respect of the Closing Debt or Unpaid Expenses pursuant to the Indemnification Agreement.

(c)        Adjustment Payment.

(i)            The Closing Date Payment shall be (A) increased by the amount by which Closing Working Capital is greater than the Estimated Closing Working Capital or decreased by the amount by which Closing Working Capital is less than the Estimated Closing Working Capital, (B) increased by the amount by which Closing Cash is greater than the Estimated Closing Cash or decreased by the amount by which Closing Cash is less than the Estimated Closing Cash and (C) increased by the amount by which the Unpaid Severance Amount is less than the Estimated Unpaid Severance Amount or decreased by the amount by which the Unpaid Severance Amount is greater than the Estimated Unpaid Severance Amount (the Closing Date Payment as so increased or decreased being referred to herein as the “Adjusted Closing Date Payment”).

(ii)           Within five business days after the Closing Balance Sheet and the Final Statement have become final and binding in accordance with Section 3.02(b):

(A)            if the Closing Date Payment is less than the Adjusted Closing Date Payment, (1) Parent shall pay, or cause to be paid, to the Paying Agent an amount equal to such difference (the amount of such difference, the “Parent Shortfall”) to the Paying Agent (for further distribution by the Paying Agent to each Unitholder according to such Unitholder’s Pro Rata Adjustment Escrow Share of such Parent Shortfall and otherwise in accordance with the Certificate of Formation, the Company LLC Agreement, any award agreement (including any “Unit Award Agreement” as such term is defined in the Company LLC Agreement) in respect of Class B Units and applicable Law, including the DLLCA, as applicable) in cash by wire transfer of immediately available funds to an account designated in writing by the Representative at least two business days prior to the payment date and (2) Parent and the Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release the Adjustment Escrow Funds from the Adjustment Escrow Account to the Paying Agent (for further distribution by the Paying Agent to each Unitholder according to such Unitholder’s Pro Rata Adjustment Escrow Share of such Adjustment Escrow Funds and otherwise in accordance with the Certificate of Formation, the Company LLC Agreement, any award agreement (including any “Unit Award Agreement” as such term is defined in the Company LLC Agreement) in respect of Class B Units and applicable Law, including the DLLCA, as applicable); and

(B)             if the Closing Date Payment is greater than the Adjusted Closing Date Payment (the amount of such difference, the “Unitholder Shortfall”), Parent and the Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to Parent an amount equal to the Unitholder Shortfall out of the Adjustment Escrow Account (and, if applicable, out of the Indemnity Escrow Account as provided for in clause (y) of the following proviso); provided that (x) if the Unitholder Shortfall is less than the Adjustment Escrow Funds (the amount by which the Unitholder Shortfall is less than the Adjustment Escrow Funds is referred to as the “Adjustment Escrow Excess Amount”), Parent and the Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release the Adjustment Escrow Excess Amount from the Adjustment Escrow Account to the Paying Agent (for further distribution by the Paying Agent to each Unitholder according to such Unitholder’s Pro Rata Adjustment Escrow Share of such Adjustment Escrow Excess Amount and otherwise in accordance with the Certificate of Formation, the Company LLC Agreement, any award agreement (including any “Unit Award Agreement” as such term is defined in the Company LLC Agreement) in respect of Class B Units and applicable Law, including the DLLCA, as applicable) substantially simultaneously with the payment to Parent of funds from the Adjustment Escrow Account and (y) if the Unitholder Shortfall is more than the Adjustment Escrow Funds (the amount by which the Unitholder Shortfall is more than the Adjustment Escrow Funds is referred to as the “Adjustment Escrow Shortfall Amount”), Parent and the Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release the Adjustment Escrow Shortfall Amount from the Indemnity Escrow Account to Parent substantially simultaneously with the payment to Parent of funds from the Adjustment Escrow Account.

(iii)        The parties’ payment obligations under this Section 3.02(c) shall not be subject to offset or reduction by reason of any actual or alleged breach of any representation, warranty or covenant contained in this Agreement or any right or alleged right of indemnification hereunder or for any other reason.  Parent shall have no liability with respect to the payments made in accordance with the Closing Consideration Schedule or any amounts which the Representative is required to distribute to the Unitholders pursuant to this Agreement or the Indemnification Agreement.  For the avoidance of doubt, except as otherwise contemplated by the Indemnification Agreement, in no event will Parent or Merger Sub be required to pay amounts in the aggregate to the Unitholders in excess of the Final Purchase Price.

(d)        Post-Closing Books and Records.  Following the Closing through the resolution of any adjustment to the Closing Date Payment contemplated by this Section 3.02, neither Parent nor the Representative shall take any action with respect to the accounting books and records of the Company and its subsidiaries on which the Closing Balance Sheet and the Final Statement is to be based that could prevent, obstruct or otherwise affect (i) the results of the procedures set forth in this Section 3.02, including the preparation of the calculations of Closing Cash, Closing Working Capital and the Unpaid Severance Amount, or (ii) the procedures set forth in this Section 3.02, including the preparation of the Closing Balance Sheet and the Final Statement or the resolution of any dispute regarding the Closing Balance Sheet and the Final Statement.

(e)        In this Agreement:

“Accounting Methodologies” means GAAP as applied in the Financial Statements.

“Adjustment Time” means 11:59 p.m. New York City time on the date prior to the Closing Date.

“Change of Control Payments” means the aggregate amount of all single-trigger change of control, transaction bonus, termination, retention, severance or other similar payments that are payable by the Company or its subsidiaries to any current or former employee or other service provider of the Company or any of its subsidiaries solely as a result of the Merger or any other transactions contemplated hereby, together with any employer-paid portion of any employment or payroll taxes related thereto, whether accrued, incurred or paid prior to, at or after the Closing.

“Closing Balance Sheet” means an unaudited combined balance sheet of the Company and its subsidiaries as of the Adjustment Time, prepared in accordance with the Accounting Methodologies.

“Closing Cash” means (i) the aggregate amount of Cash of the Company and its subsidiaries determined as of the Adjustment Time (provided that such amount shall be decreased by any subsequent (A) cash dividends or distributions to the Unitholders or (B) other payments or uses of Cash, in each case prior to the Closing) and calculated in accordance with the Accounting Methodologies.

“Closing Debt” means an amount equal to the aggregate amount of Indebtedness of the Company and its subsidiaries as of the Adjustment Time (but giving effect to any subsequent incurrence of Indebtedness incurred by the Company or its subsidiaries prior to the Closing and excluding any Indebtedness incurred by Parent or its affiliates) and calculated in accordance with the Accounting Methodologies and consistent with the Example Calculation.

“Closing Working Capital” means an amount equal to (i) the aggregate amount of “current” assets of the Company and its subsidiaries minus (ii) the aggregate amount of “current” liabilities of the Company and its subsidiaries, in each case, determined as of the Adjustment Time and calculated in accordance with the Accounting Methodologies and consistent with the Example Calculation; provided, however, that Closing Working Capital shall exclude (x) all capital lease obligations, (y) all deferred vendor rebates and (z) all assets and Liabilities to the extent included in the calculation of Closing Cash or Closing Debt, all deferred income tax assets, all deferred income tax Liabilities and Unpaid Expenses.

“Unpaid Expenses” means, to the extent not paid by the Company or its subsidiaries and/or the Unitholders prior to or at the Closing, an amount equal to (i) all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives, advisors and consultants; and travel, lodging, entertainment and associated expenses) incurred by or on behalf of the Unitholders, the Company or any of its subsidiaries on or prior to Closing in connection with this Agreement, the Merger and the other transactions contemplated hereby, including all fees, costs and expenses of Schulte Roth & Zabel LLP plus (ii) all accrued management fees and any other fees, expenses or other amounts payable to the Unitholders or any of their affiliates in connection with this Agreement and the transactions contemplated hereby (including any amounts payable upon termination of any Contracts, agreements or arrangements with the Unitholders or any of their affiliates that are required to be terminated pursuant to Section 6.13) plus (iii) all Change of Control Payments; provided, however, that Unpaid Expenses shall not include any amounts paid by the Representative out of the Representative Account.

ARTICLE IV

Representations and Warranties Regarding the Company

Except as set forth on the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement and dated the date hereof (the “Company Disclosure Letter”) (it being understood that any disclosure set forth in a section or subsection of such disclosure letter shall apply only to the corresponding section or subsection of this Agreement, except to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is relevant to another section or subsection of this Agreement, in which case such disclosure shall also apply to such other section or subsection), the Company represents and warrants to Parent as of the date of this Agreement as follows:

SECTION 4.01.  Organization, Standing and Power.  (a)  The Company (i) is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and (ii) has all requisite power and authority to enable it to own, lease or otherwise hold and operate its properties or assets and to carry on its business as presently conducted.  The Company is duly qualified or licensed to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, other than where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        The Company has delivered to Parent complete and accurate copies of its Organizational Documents and the Organizational Documents of its subsidiaries, in each case, as amended through the date of this Agreement.  The Company has delivered to Parent complete and accurate copies of any resolutions, written consents or minutes (in each case, to the extent they exist) of meetings (or most recent drafts thereof) entered into since May 1, 2015, in each case, of the members (or other applicable equity holders), the board of managers or the board of directors (or other applicable governing body) or any committee of the board of managers or board of directors (or other applicable governing body) of the Company and each of its subsidiaries.

(c)        Except as provided in Section 4.21, the Company does not own, directly or indirectly, any membership units of, or other equity interests in, any person.

SECTION 4.02.  Capital Structure.  (a)  As of the date hereof, (i) 44,665,243 Class A Units are issued and outstanding, (ii) 8,262,402 Class B Units (including Class B Units that are subject to vesting or forfeiture conditions) are issued and outstanding, (iii) 6,572,214 Voting Units are issued and outstanding and (iv) 6,572,214 Exchangeable Shares are issued and outstanding, which Exchangeable Shares are convertible into 6,572,214 Class A Units.  As of the date hereof, each Unitholder is the record and beneficial owner of the number of the issued and outstanding Units set forth opposite such Unitholder’s name on Section 4.02(a) of the Company Disclosure Letter.  Except for the Units owned by the Unitholders, no Units or other equity, membership or limited liability company interests in the Company are issued, reserved for issuance or outstanding.  All outstanding Units are, and all Units that may be issued prior to the Closing Date will be when issued, duly authorized, validly issued and fully paid, with no obligation to make further payments to the Company for the purchase of Units or contributions to the Company solely by reason of the ownership of Units.  No outstanding Units are subject to preemptive rights.  None of the issued and outstanding Units are subject to vesting or forfeiture conditions or a right of repurchase by the Company.  There are no declared but unpaid dividends or other distributions in respect of any Units.

(b)        There are no bonds, debentures, notes or other Indebtedness of the Company that have or by their terms may have at any time the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which the holders of Shares or other equity, membership or limited liability company interests in the Company may vote (“Voting Company Debt”).  There are no securities or other similar instruments or obligations of the Company, the value of which is in any way based upon or derived from any Shares or other equity, membership or limited liability company interests in the Company.

(c)        Except as disclosed in Section 4.02(c) of the Company Disclosure Letter, there are no securities, options, warrants, calls, rights, equity-appreciation rights, restricted equity units, equity-based performance units or Contracts of any kind to which the Company is a party, or by which the Company or any of its properties or assets are bound, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, Units or other equity, membership or limited liability company interests in, or securities convertible into, or exchangeable or exercisable for, Units or other equity, membership or limited liability company interests in, the Company or obligating the Company to issue, deliver, sell, grant, extend or enter into any such security, option, warrant, call, right, unit or Contract.  There are no outstanding contractual or other obligations of the Company to (A) repurchase, redeem or otherwise acquire any Units or other equity, membership or limited liability company interests in the Company or (B) vote or dispose of any Units or other equity, membership or limited liability company interests in the Company.  The Company is not a party to any voting agreement with respect to any Units or other equity, membership or limited liability company interests in the Company.  There are no irrevocable proxies and no voting agreements with respect to any Units or other equity interests in the Company.

(d)        Section 4.02(d) of the Company Disclosure Letter sets forth, as of the date of this Agreement, all outstanding Indebtedness of the Company and its subsidiaries.

(e)        The methodologies set forth in Article II for determining the Merger Consideration provided for by this Agreement are consistent with and in accordance with the Certificate of Formation, the Company LLC Agreement and any award agreement (including any “Unit Award Agreement” as such term is defined in the Company LLC Agreement) in respect of the Class B Units, as the case may be, and any other agreements applicable thereto, in all respects, and are otherwise consistent with and in accordance with applicable Law, including the DLLCA.  On the Closing Date, the amounts set forth on the Closing Consideration Schedule shall have been calculated consistent with the terms of this Agreement and otherwise in accordance with Certificate of Formation, the Company LLC Agreement, any award agreement (including any “Unit Award Agreement” as such term is defined in the Company LLC Agreement) in respect of Class B Units and applicable Law, including the DLLCA, as applicable, and the Closing Consideration Schedule shall be complete and correct. Payment of the amounts set forth on the Closing Consideration Schedule shall satisfy all rights of the holders of Units under the Certificate of Formation, the Company LLC Agreement and any award agreement (including any “Unit Award Agreement” as such term is defined in the Company LLC Agreement) in respect of the Class B Units and applicable Law, including the DLLCA, as applicable, in connection with the Merger and the other transactions contemplated by this Agreement and the Indemnification Agreement, other than with respect to the rights of the Unitholders to receive amounts payable after the Closing Date pursuant to Section 3.02(c)(ii) or the terms of the Indemnification Agreement. Based on the assumptions set forth therein, Section 4.02(e) of the Company Disclosure Letter sets forth a complete and correct schedule, as of the date hereof, (the “Illustrative Consideration Schedule”) of (i) the aggregate amount of Estimated Class A Merger Consideration and Class B Merger Consideration with respect each holder of Class A Units (after giving effect to the Exchange) and Class B Units to be paid at Closing and (ii) with respect to each holder of Class A Units and Class B Units, its Proportionate Adjustment Escrow Amount, Proportionate Indemnification Escrow Amount and Proportionate Representative Reserve Amount (on an aggregate basis) and in each case, calculated in accordance with the Certificate of Formation, the Company LLC Agreement and any award agreement (including any “Unit Award Agreement” as such term is defined in the Company LLC Agreement) in respect of the Class B Units, as the case may be, and any other agreements applicable thereto, in all respects, and are otherwise consistent with and in accordance with applicable Law, including the DLLCA).

(f)        The Consenting Unitholders are the record and beneficial owners of, in the aggregate, Units entitled to cast votes constituting at least 100% of the votes entitled to be cast on the adoption of this Agreement by holders of Units outstanding on the Record Date, voting together as a single class. The Written Consents of the Consenting Unitholders constitutes, alone and without any other vote or consent of any other Unitholder, the Unitholder Approval.

SECTION 4.03.  Authority; Noncontravention.  (a)  The Company has the requisite power and authority to execute, deliver and perform this Agreement, to consummate the transactions contemplated hereby and to comply with the provisions hereof.  The execution, delivery and performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby and the compliance by the Company with the provisions hereof have been duly authorized by all necessary action on the part of the Company, and no other proceedings on the part of the Company are necessary to execute, deliver and perform this Agreement, to consummate the transactions contemplated hereby or to comply with the provisions hereof.  Other than the Unitholder Approval, no vote or approval of holders of any Units or other equity, membership or limited liability company interests in the Company or any of its subsidiaries is required in connection with the execution, delivery and performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby and the compliance by the Company with the provisions hereof. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by the Bankruptcy Exceptions.

(b)        Except as may result from any facts or circumstances related solely to Parent or Merger Sub, the execution, delivery and performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby and the compliance by the Company with the provisions hereof do not and will not conflict with, or result in any violation (i) of the Company’s or any of its subsidiaries’ Organizational Documents, (ii) or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or assets of the Company or any of its subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of any Contract to which the Company or any of its subsidiaries is a party or any of their properties or assets are subject or (iii) subject to the governmental filings and other matters referred to in Section 4.03(c), of any Law, Permit or judgment, order, writ, injunction, legally binding agreement with a Governmental Entity, stipulation or decree (each, a “Judgment”), in each case applicable to the Company or any of its subsidiaries or any of their properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses, Liens or entitlements that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)        Except as may result from any facts or circumstances relating solely to Parent, no Consent of, or filing or submission with, any federal, state, provincial or local, domestic or foreign, government or court of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority, instrumentality or agency (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or the compliance by the Company with the provisions hereof, other than (i) (x) applicable requirements, if any, under federal or state securities or “blue sky” Laws and (y) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (ii) those Consents, filings and submissions the failure of which to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the aggregate value of the assets in Canada, nor the annual gross revenues from sales in, from or into Canada, of the Company and its affiliates exceeds the amount set forth on Section 4.03(c)(1) of the Company Disclosure Letter, as determined in accordance with the Competition Act (Canada) and the Notifiable Transactions Regulations promulgated thereunder.

(d)        Following the consummation of the transactions contemplated by this Agreement and the Indemnification Agreement, Parent will have no obligation to make any payment whatsoever to any person with respect to the ownership of any Units or other equity, membership or limited liability company interests in the Company or any of its subsidiaries other than as required under Section 3.02 and the Indemnification Agreement.

SECTION 4.04.  Financial Statements.  (a) Section 4.04(a)(1) of the Company Disclosure Letter sets forth the audited combined balance sheet of the OnX Group of Companies (which consists of the entities set forth in Section 4.04(a)(2) of the Company Disclosure Letter) (the “OnX Group of Companies”), as of April 30, 2017 and April 30, 2016 (the “Audited Balance Sheet”), and the related audited combined statements of comprehensive income (loss) and cash flows of the OnX Group of Companies for the fiscal years ended on April 30, 2017 and April 30, 2016 (collectively, the “Financial Statements”).  The Financial Statements (i) were derived from and prepared in accordance with the underlying books, records and accounts of the Company and its subsidiaries, (ii) were prepared in accordance with GAAP consistently applied throughout the periods covered thereby and (iii) fairly and accurately present in all material respects the assets, Liabilities (including all reserves) and financial position of the Company and its subsidiaries as of the dates thereof and the results of comprehensive income (loss) and changes in cash flows of the Company and its subsidiaries for the periods then ended.

(b)        Section 4.04(b)(1) of the Company Disclosure Letter sets forth the unaudited balance sheet of OnX International S.àr.l as of April 30, 2016 (the “Company Entity Balance Sheet”), and the related unaudited annual account of profit and loss OnX International S.àr.l for the fiscal year ended on April 30, 2016 (the “Company Financial Statements”). The Company Financial Statements (i) were derived from and prepared in accordance with the underlying books, records and accounts of the OnX International S.àr.l, (ii) were prepared in accordance with Luxembourg legal and regulatory requirements under the historical cost convention and (iii) fairly and accurately present in all material respects the assets, Liabilities (including all reserves) and financial position of the OnX International S.àr.l as of the dates thereof and the profits and losses for the periods then ended.

(c)        Except as set forth on Section 4.04(c) of the Company Disclosure Letter, the Company and each of the Holding Companies has (i) no ongoing material operations, (ii) no direct material assets and (iii) no direct material liabilities.

SECTION 4.05.  Undisclosed Liabilities.  Neither the Company nor any of its subsidiaries has any liabilities or obligations of a type required to be reflected on a balance sheet prepared in accordance with GAAP or the Luxembourg legal and regulatory requirements under the historical cost convention, as applicable (“Liabilities”), except Liabilities (i) reflected or reserved against in the Audited Balance Sheet (or the notes thereto) as of April 30, 2017 (the “Audited Balance Sheet Date”) or the Company Entity Balance Sheet (or the notes thereto) as of April 30, 2017 (the “Company Balance Sheet Date”), (ii) incurred after the Audited Balance Sheet Date in the ordinary course of business consistent with past practices, (iii) set forth in or pursuant to any Specified Contract or other Contracts entered into in the ordinary course of business consistent with past practice or (iv) as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its subsidiaries (taken as a whole).

SECTION 4.06.  Absence of Certain Changes or Events.  (a)  Since April 30, 2017, the Company has conducted its business and the businesses of its subsidiaries in the ordinary course in all material respects, in a manner consistent with past practice.

(b)        Since April 30, 2017, to the date of this Agreement, there has not been any Company Material Adverse Effect.

(c)        Since April 30, 2017, neither the Company nor any of its subsidiaries has taken any action which, if taken after the date of this Agreement and prior to the Closing Date without the prior written consent of Parent, would constitute a breach of Section 6.01(b)(ii)(A), 6.01(b)(v), 6.01(b)(vi), 6.01(b)(vii), 6.01(b)(viii), 6.01(b)(xv), 6.01(b)(xvii) or 6.01(b)(xx) (to the extent related to any of the actions restricted by the foregoing clauses of Section 6.01(b)).

SECTION 4.07.  Proceedings.  Except as disclosed in Section 4.07 of the Company Disclosure Letter, (i) there are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its subsidiaries, at law or in equity, or before or by any federal, state, provincial, municipal or other Governmental Entity, domestic or foreign, and (ii) neither the Company nor any of its subsidiaries is subject to any outstanding material Judgment of any court or other Governmental Entity, that, in each case, if adversely determined against the Company or any of its subsidiaries, individually or in the aggregate, would be material to the Company and its subsidiaries (taken as a whole).

SECTION 4.08.  Contracts.  (a)  Except for the Contracts (which for purposes of this Section 4.08 shall exclude any purchase orders, work orders or similar orders) set forth in Section 4.08 of the Company Disclosure Letter (such Contracts, the “Specified Contracts”), neither the Company nor any of its subsidiaries is a party to or bound by, and none of their properties or assets are subject to, any:

(i)            (A) covenant of the Company or any of its subsidiaries not to compete or other covenant of the Company or any of its subsidiaries restricting in any material way the development, manufacture, marketing or distribution of any of their respective products or services, except for any such Contract that is terminable by the Company or any of its subsidiaries without any penalty or liability to the Company or any of its subsidiaries by notice of not more than 90 days, (B) Contract providing for “exclusivity” or any similar requirement in favor of any person other than the Company or any of its subsidiaries or (C) Contract granting “most favored nation” or similar status to any person other than the Company or any of its subsidiaries;

(ii)           lease or similar agreement with any person under which (A) the Company or any of its subsidiaries is a lessee or sublessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person or (B) the Company or any of its subsidiaries is a lessor or sublessor of, or makes available for use by any person, any tangible personal property owned or leased by the Company or any of its subsidiaries, in any such case under clause (A) and (B), which has an aggregate future Liability or receivable, as the case may be, in excess of $100,000 and is not terminable by the Company or any of its subsidiaries without any penalty or liability to the Company or any of its subsidiaries by notice of not more than 30 days;

(iii)        Contract or group of related Contracts for the future purchase or lease of materials, supplies, equipment, real property or services (other than issued purchase orders for Inventory in the ordinary course of business consistent with past practice), in any such case which has an aggregate future Liability to any person in excess of $200,000 and is not terminable by the Company or any of its subsidiaries without any material penalty or liability to the Company or any of its subsidiaries by notice of not more than 90 days;

(iv)          Contract that requires the Company or any of its subsidiaries to purchase all or a specified portion of the requirements of the Company or any of its subsidiaries from a designated supplier or vendor;

(v)            Contract under which the Company or any of its subsidiaries has (A) incurred any Indebtedness having an aggregate principal amount in excess of $250,000 or (B) created or granted a Lien on any of its material assets or properties, other than Permitted Encumbrances;

(vi)          Contract under which the Company or any of its subsidiaries has, directly or indirectly, made any advance, loan or extension of credit to any person (other than the Company or its subsidiaries), other than any Affiliate Contract or in the ordinary course of business;

(vii)       Contract relating to the acquisition or disposition by the Company or any of its subsidiaries or investment in a third party by the Company or any of its subsidiaries in which there is a continuing general indemnification, “earn out” or other material rights or obligations;

(viii)     Contract or group of related Contracts with a Top Customer;

(ix)         Contract for any joint venture (whether in partnership, limited liability company or other organizational form) or similar arrangement;

(x)            Contract or other obligation for any capital expenditure in excess of $100,000 by the Company or any of its subsidiaries in respect of the construction, development, renovation or other improvement of any facility currently owned or leased by the Company or any of its subsidiaries, or of any new facility to be owned or leased by the Company or any of its subsidiaries;

(xi)         Contract containing a right of first refusal, right of first negotiation, right of first offer or option or similar rights in favor of any other person; or

(xii)       Contract that is (A) a collective bargaining, collective, company, shop or similar agreements or other Contracts with any labor organization, works council, union or employee association (each, a “Collective Bargaining Agreement”) or (B) for the employment or individual consulting services of any person providing for annual base compensation in excess of $200,000 per annum.

(b)        Except as, individually or in the aggregate, as of the date of this Agreement, would not be material to the Company and its subsidiaries, each Specified Contract is valid and binding on the Company or a subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, and (i) none of the Company, or any its subsidiaries is in material violation or default under any Specified Contract or has received written notice of any asserted material violation or default by the Company or any of its subsidiaries party thereto under any Specified Contract, (ii) to the Knowledge of the Company, no event or condition exists which constitutes, or with or without notice or lapse of time or both would constitute, a default on the part of the Company or any of its subsidiaries under any material Contract and (iii) as of the date of this Agreement, no other party to the Specified Contracts is, to the Knowledge of the Company, in material default in any respect thereunder.

(c)        The Company has delivered to Parent, prior to the execution of this Agreement, complete and accurate copies of all Specified Contracts in effect as of the date hereof, and no such Specified Contract has been modified, amended, waived or terminated since the date of such delivery.

SECTION 4.09.  Compliance with Laws; Permits.  (a) Since April 30, 2015, the Company and each of its subsidiaries has been and is in compliance in all material respects with all applicable Laws, and the Company and its subsidiaries have not received any written notice or other written communication that they are in violation in any material respect of any Law or the subject of any investigation by any Governmental Entity with respect to any material violation of any applicable Law.  The Company, its subsidiaries and their affiliates and their respective directors, officers, employees and, to the Knowledge of the Company, any of their respective consultants, agents and other representatives, since April 30, 2015, have complied in all material respects with the Foreign Corrupt Practices Act of 1977 and any rules and regulations promulgated thereunder, the U.K. Bribery Act of 2010, the Corruption of Foreign Public Officials Act (Canada) and other applicable Laws regarding the use of funds for political activity or commercial bribery.  Since April 30, 2015, neither the Company, its subsidiaries or their respective directors and officers nor, to the Knowledge of the Company, any of their affiliates or their respective directors or officers nor any of their respective other employees, consultants, agents or other representatives has (i) made or caused to be made or provided, directly or indirectly, any type of payment, gift, contribution or similar item to a governmental official, political party, or candidate for office for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing an official to use their influence to affect a governmental decision or (ii) accepted or received any unlawful payments, gifts, contributions or similar items.

(b)        Each of the Company and its subsidiaries have in effect all federal, state, provincial and local, domestic and foreign, governmental Consents, Judgments, certificates, filings, notices, permits, concessions, franchises, licenses and rights (collectively, “Permits”) necessary for it to own, lease or operate its properties and assets and to carry on in all material respects its business as presently conducted, except, where the failure to have, or the suspension or cancelation of, any of the Permits, individually or in the aggregate, would not be material to the Company and its subsidiaries (taken as a whole).  Except as would not be material to the Company and its subsidiaries (taken as a whole), there has occurred no violation of, or default (with or without notice or lapse of time, or both) under, any such Permit.  All such Permits are valid and in full force and effect and there are not pending or, to the Knowledge of the Company, threatened, any Proceedings which would reasonably be expected to result in the termination, revocation, cancellation, non-renewal or impairment of any such Permits except, with respect to any Proceeding in existence as of the date hereof, as has not had and would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company or any of its subsidiaries (taken as a whole) or, with respect to any Proceeding arising after the date hereof, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 4.10.  Benefit Plans.  (a)  Section 4.10(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of each material Benefit Plan. “Benefit Plan” means any (i) “pension plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each other plan, program, policy or arrangement (whether funded or unfunded) under which benefits of any kind (including pension or lump-sum payments) are payable on or after retirement (including early retirement) (whether or not subject to ERISA), (ii) “welfare plan” (as defined in Section 3(1) of ERISA) and each other post-retirement or employment health or medical plan, program, policy or arrangement (whether or not subject to ERISA), (iii) bonus, incentive or deferred compensation or equity or equity-based compensation or profits interest plan, program, policy or arrangement, (iv) severance, change in control, retention or termination plan, program, policy or arrangement, (v) vacation, paid time off, life insurance, relocation, fringe benefit, supplemental employment or employee loan plan, program, policy or arrangement and (vi) plan, program, policy or arrangement that provides benefits on death or disability (whether or not insured) and each other compensation or benefit plan, program, policy or arrangement, in each case, sponsored, maintained, contributed to or required to be sponsored, maintained or contributed to by the Company or any of its subsidiaries or any other person or entity that, together with the Company or any of its subsidiaries, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Commonly Controlled Entity”) or in respect of which the Company, any of its subsidiaries or any Commonly Controlled Entity has any Liability, in each case, for the benefit of any current or former director, officer, employee, individual consultant or individual independent contractor of the Company or any of its subsidiaries (each such current or former director, officer, employee, individual consultant or individual independent contractor, a “Participant”).

(b)            Section 4.10(b) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of each material Benefit Agreement.  “Benefit Agreement” means any employment, consulting indemnification or other Contract between the Company or any of its subsidiaries, on the one hand, and any Participant, on the other hand, pursuant to which the Company or any of its subsidiaries has any Liability or obligation to provide compensation and/or benefits in consideration for past, present or future services, but excludes any Benefit Plan and each Contract or other arrangement, including without limitation, an employment offer letter or communication, that is terminable at any time without the payment of severance benefits in excess of amounts required under applicable Law.

(c)            With respect to each material Benefit Plan and each material Benefit Agreement, the Company has delivered to Parent complete and accurate copies of (to the extent applicable) (i) such Benefit Plan or Benefit Agreement and any other governing documentation thereof, including any amendment thereto (or, with respect to any unwritten Benefit Plan or Benefit Agreement, a summary of the material terms thereof), (ii) the most recent summary plan description (and summary of material modifications) or any similar document, (iii) each trust, insurance, annuity or other funding Contract related thereto, (iv) the two most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the two most recent annual reports under Form 5500 (including applicable schedules and attachments thereto) (or any comparable form) required to be filed with the Internal Revenue Service (or any comparable Governmental Entity) with respect thereto and (vi) the most recent determination or opinion letter received from the Internal Revenue Service (or any comparable Governmental Entity).

(d)            Except as, individually or in the aggregate, would not be material to the Company and its subsidiaries (taken as a whole): (i) each Benefit Plan that is intended to be qualified under Section 401(a) of the Code (or qualified or registered under any comparable provision under applicable foreign Law) has received a favorable determination letter from the Internal Revenue Service (or any comparable Governmental Entity) or is a prototype plan that is entitled to rely on an opinion letter issued by the Internal Revenue Service (or any comparable Governmental Entity) to the prototype plan sponsor regarding qualification of the form of the prototype plan and no such determination or opinion letter has been revoked and, to the Knowledge of the Company, nothing has occurred, whether by action or inaction, that could reasonably be expected to cause the loss of such qualification; (ii) each Benefit Plan and each Benefit Agreement (and any related trust or other funding vehicle) has been operated and administered in all material respects in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other applicable Laws; (iii) the Company and its subsidiaries are in compliance in all material respects with ERISA, the Code and all other Laws applicable to the Benefit Plans and Benefit Agreements; (iv) all contributions and other amounts required to be made under or that are payable with respect to any Benefit Plan or Benefit Agreement through the date hereof have been timely made or paid (as applicable); and (v) all Liabilities as of the date hereof in respect of any Benefit Plan or Benefit Agreement have been properly accrued on the books and records of the Company and its subsidiaries, as applicable (including the Financial Statements) in accordance with GAAP.

(e)            There are no pending or, to the Knowledge of the Company threatened, Proceedings relating to any Benefit Plan or Benefit Agreement other than any Proceeding that, individually or in the aggregate, would not reasonably be expected to have a material impact on Company and its subsidiaries (taken as a whole).

(f)            No Benefit Plan or Benefit Agreement is, and none of the Company, its subsidiaries or any Commonly Controlled Entity has any material Liability under, a (i) “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA), (ii) plan that is subject to Title IV of ERISA, (iii) “multiple employer plan” for purposes of Section 4063, 4064 or 4066 of ERISA, (iv) “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA subject to ERISA or (v) defined benefit pension plan.

(g)            Except as, individually or in the aggregate, would not be material to the Company and its subsidiaries, neither the Company nor any of its subsidiaries has incurred, or would reasonably be expected to incur, any Liability under or in respect of any employee benefit plan pursuant to any statute or regulation that imposes liability on a “controlled group” or similar basis (as used in Section 4001 of ERISA or Section 414 of the Code), as a result of the Company or any of its subsidiaries being treated, prior to the Closing Date, as a single employer under Section 4001 of ERISA or Section 414 of the Code with respect to any other person.

(h)            Except as, individually or in the aggregate, would not be material to the Company and its subsidiaries, no Benefit Plan or Benefit Agreement provides health, medical, life insurance or other welfare benefits (whether or not insured) with respect to Participants (or any of their beneficiaries) after retirement or other termination of employment (other than coverage or benefits (i) required to be provided under Part 6 of Title I of ERISA or Section 4980(B)(f) of the Code, or any other applicable Law, or (ii) the full cost of which is borne by the employee or former employee (or any of their beneficiaries).

(i)            The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (whether alone or in conjunction with any other event, including any termination of employment on or following the date hereof) will not (i) entitle any Participant to any increased or greater compensation or benefit that is otherwise payable or provided in the ordinary course of business consistent with past practice, (ii) accelerate the time of payment or vesting, or trigger any payment or funding or increase the amount, of any compensation or benefits or trigger any other material obligation under any Benefit Plan or Benefit Agreement or (iii)  result in any economic benefit or other entitlement that could be received (whether in cash or property or vesting of property) by any “disqualified individual” (as defined in Section 280G(c) of the Code) (each a “Disqualified Individual”) with respect to the Company that could constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).  No Participant is entitled to receive any gross-up, make-whole or additional payment in respect of any taxes under Section 409A or 4999 of the Code that may be imposed on such Participant.

SECTION 4.11.  Environmental Matters.  (a) Each of the Company and its subsidiaries are, and since April 30, 2012 have been, in compliance in all material respects with all Environmental Laws; (b) each of the Company and its subsidiaries possess and are, and since April 30, 2012 have been, in compliance in all material respects with all Permits required under Environmental Laws for the conduct of its operations and all such Permits are valid and in good standing; (c) there are no material Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its subsidiaries; (d) there has been no Release of, or exposure to, any Hazardous Material that would reasonably be expected to form the basis of any material Environmental Claim against the Company; (e) there are no underground or aboveground storage tanks or known or suspected asbestos-containing materials on, at, under or about any property owned, operated or leased by the Company or any of its subsidiaries that would reasonably be expected to form the basis of any material Environmental Claim against the Company or any of its subsidiaries; (f) neither the Company nor any of its subsidiaries have retained or assumed, either contractually or by operation of Law, any Liabilities that would reasonably be expected to form the basis of any material Environmental Claim against the Company or any of its subsidiaries; and (g) the Company has made available to Parent complete and accurate copies of all Phase I and Phase II environmental assessments, remedial reports, environmental compliance audits and other material environmental reports and correspondence in the possession of the Company and relating to the real property or operations of the Company and its subsidiaries.

For all purposes of this Agreement, (i) “Environmental Claims” means any and all administrative or judicial Proceedings, Judgments, demands, directives, Liens or notices of noncompliance, violation or otherwise by or from any person alleging Liability of any kind or nature (including Liability or responsibility for the costs of enforcement Proceedings, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief and including notices of potential Liability for the offsite transportation or disposal of wastes) arising out of, based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Material at any location or (B) the failure to comply with any Environmental Law; (ii) “Environmental Law” means any Law or Judgment enacted, entered, promulgated, enforced or issued by or with any Governmental Entity relating to pollution, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), the climate, natural resources, health and safety, the use or disposal of ozone-depleting substances, the protection of wildlife, biota or endangered or threatened species or the management of waste, wastewater or storm water; (iii) “Hazardous Materials” means any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, chlorofluerocarbons and other refrigerants or ozone-depleting substances, and any other chemical, material, substance or waste that is prohibited, limited or regulated under any Environmental Law; and (iv) “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within any building, structure, facility or fixture.

SECTION 4.12.  Taxes.  (a)  As used in this Agreement: (i) “taxes” means all taxes, levies, imposts, assessments, duties, tariffs, withholdings, fees or similar charges of any kind whatsoever, in each case in the nature of a tax, imposed by any Governmental Entity or other taxing authority, whether domestic or non-U.S. (including income, excise, property, sales use, transfer conveyance, payroll or other employment related tax or contribution, unemployment insurance premiums, license, registration, ad valorem, value added, social security, franchise, stamp taxes, taxes based upon or measured by capital stock, net worth or gross receipts and other taxes), together  with all interest, fines, penalties and additions attributable to or imposed with respect to such amounts, whether disputed or not; (ii) “taxing authority” means any governmental or quasi-governmental body (including any subdivision, agency or commission thereof) exercising regulatory authority in respect of taxes; (iii) “tax return” means any return, declaration, report, form, schedule, notice, claim for refund, estimate, information return or statement, including any related or supporting information with respect thereto, and including any amendment thereof, filed or required to be filed with any taxing authority “Corporate Subsidiaries” shall mean any subsidiary that is a corporation or classified as an association taxes as a corporation for U.S. federal income tax purposes.

(b)        The Company and each of its subsidiaries has prepared (or cause to be prepared) and timely filed (taking into account valid extensions of time within which to file) all material tax returns required to be filed by any of them, and all such filed tax returns (taking into accounts all amendments thereto) are complete and accurate in all material respects.  Other than customary extensions obtained in the ordinary course of business, neither the Company nor any of its subsidiaries has requested any extension of time within which to file any material tax return that has not yet been filed.

(c)        All material amounts of taxes owed by the Company and each of its subsidiaries that are due (whether or not shown as due on a tax return) have been duly and timely paid in accordance with all applicable Laws.

(d)        There are no Liens for taxes upon the properties or assets of the Company or any of its subsidiaries, except for statutory Liens for taxes not yet due and payable or which are being contested in good faith by appropriate proceedings.

(e)        As of the date of this Agreement, the Company and each of its subsidiaries has not received notice of any pending audits, examinations, investigations, proposed adjustments, claims or other proceedings in respect of any material amounts of taxes of the Company or any of its subsidiaries.  Each assessed deficiency resulting from any audit or examination by any taxing authority with respect to the Company and its subsidiaries has been timely paid or is being contested by appropriate proceedings and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any material taxes due and owing by the Company or any of its subsidiaries.

(f)        Neither the Company nor any of its subsidiaries has currently in effect or pending written requests, agreements, Consents or waivers of any statute of limitations in respect of taxes or any agreement to any extension of time with respect to an assessment or deficiency for a material amount of taxes (other than pursuant to extension of time to file tax returns obtained in the ordinary course of business).

(g)        Neither the Company nor any of its subsidiaries is (i) liable with respect to taxes of any other person as a transferee or successor, by Contract or otherwise, or (ii) a party to or bound by any tax sharing agreement, tax indemnity obligation or similar agreement, arrangement or practice (whether express or implied) with respect to taxes (including any closing agreement or other agreement relating to taxes with any taxing authority); provided that the foregoing shall not apply to any liabilities, obligations or agreements (x) arising under this Agreement or the Indemnification Agreement, (y) between or among the Company or any of its subsidiaries, or (z) arising under Contracts that are not primarily related to taxes and were entered into in the ordinary course of business.

(h)        Neither the Company nor any of its subsidiaries has been a member of an affiliated group of corporations filing a consolidated U.S. federal income tax return (other than a group the common parent of which is the Company) or has any liability for the taxes of any person (other than the Company or any of its subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or non-U.S. law), as a transferee or successor.

(i)        The Company is, and at all times since its formation has been, a partnership or an entity disregarded as separate from its owner for U.S. federal income tax purposes.

(j)        Neither the Company nor any of its subsidiaries will be required to include in any taxable period ending after the Closing Date (i) taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for income tax purposes in such prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code (or any comparable provision of any Law), or for any other reason (including as a result of prepaid amounts or deferred revenue received on or prior to the Closing Date) or (ii) income deferred under Section 108(i) of the Code in a taxable period beginning prior to the Closing Date.

(k)        Each of the Company and its subsidiaries has complied in all respects with all applicable Laws relating to the collection, payment and withholding and remittances of material taxes.

(l)        None of the Corporate Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(m)        None of the Corporate Subsidiaries is or has been a “United States real property holding corporation” within the meaning of Section 897(c) of the Code at any time during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(n)        No claim has ever been made in writing by a taxing authority in a jurisdiction where the Company or any of its subsidiaries does not file tax returns that the Company or any of its subsidiaries is or may be subject to taxes assessed by such jurisdiction.

(o)        Except as provided for in Section 4.12(o) of the Company Disclosure Letter, all non-U.S. subsidiaries are “controlled foreign corporations” within the meaning of Section 957 of the Code.

(p)        At no time in the 60-month period preceding the date hereof was more than 50% of the fair market value of any Unit derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties, timber resource properties or options in respect of, or interest in, or civil Law rights in, any of the foregoing types of property, whether or not the property exists (as each such term is interpreted for the purposes of the definition of “taxable Canadian property” in the Income Tax Act (Canada)).

(q)        No amount in respect of any outlay or expense that is deductible for the purpose of computing the income of the Company or each of its subsidiaries will, as of the Closing Date, have been owing by the Company or its subsidiaries for longer than two taxation years to a person with whom the Company or each of its subsidiaries was not dealing at arm’s length at the time the outlay or expense was incurred.

(r)        No facts, circumstances or events exist or have existed that have resulted or may result in the application to the Company or each of its subsidiaries of any debt forgiveness, debt parking or property seizure provisions under any applicable tax Law.

(s)        Neither the Company nor any of its subsidiaries has, either directly or indirectly, transferred property to or acquired property from a person with whom the Company or its subsidiaries was not dealing at arm’s length for consideration other than consideration equal to the fair market value of the property at the time of the disposition or acquisition thereof.

(t)        Neither the Company nor any of its subsidiaries has outstanding loans to or indebtedness owing from directors, former directors, officers, shareholders and/or employees or by any person or corporation not dealing at arm’s length with any of the foregoing.

(u)        Neither the Company nor any its subsidiaries has had a permanent establishment in any country other than the country under the Laws of which it is organized.

(v)        None of the Canadian subsidiaries has made an election to report its Canadian tax results in a currency other than the currency of Canada.

(w)        Neither the Company nor any of its subsidiaries has participated in any transaction that is a “reportable transaction” (as defined for purposes of section 237.3 of the Income Tax Act (Canada)) or that is subject to the provisions of any tax Law.

(x)        OnX Holdings S.àr.l is, and at all times since August 29, 2013 has been, an entity disregarded as separate from its owner for U.S. federal income tax purposes and has never made an election to be treated as an association taxable as a corporation for U.S. federal income tax purposes.

(y)        To the Knowledge of the Company, each of OnX International S.àr.l, OnX Holdings 2 S.àr.l and OnX Managed Services S.àr.l does not have either current or accumulated “earnings and profits”, as determined for U.S. federal income tax purposes, in excess of $500,000.

(z)         Each of OnX International S.àr.l, OnX Holdings 2 S.àr.l and OnX Managed Services S.àr.l is solvent for U.S. federal income tax purposes.

SECTION 4.13.  Real and Personal Property.  (a)  Each of the Company or one or more of its subsidiaries has good and marketable title to, or valid leasehold interests in, all of its real and personal property and assets, free and clear of all Liens, other than Permitted Encumbrances and those Liens to be released under Section 6.14.

(b)        As of the date of this Agreement, the Company and its subsidiaries do not own any real property.

(c)        Section 4.13(c) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each lease, sublease, license, colocation agreement or other occupancy agreement in respect of any real property to which the Company or any of its subsidiaries is a party as lessee, sublessee, licensee or occupant (each such lease, sublease, license, colocation agreement or other occupancy agreement, together with any amendments thereto, and any lease, sublease, license, colocation agreement or other occupancy agreement entered into after the date hereof that would have been required to be listed on Section 4.13(c) of the Company Disclosure Letter, a “Real Property Lease” and the real property demised under or subject to each Real Property Lease, a “Leased Property”). Complete and accurate copies of each Real Property Lease have been delivered to Parent, and no such Real Property Lease has been modified, amended, waived or terminated since the date of such delivery.  With respect to the Leased Properties, except as set forth in Section 4.13(c) of the Company Disclosure Letter, as of the date of this Agreement, (i) each Real Property Lease is valid, binding and in full force and effect and is enforceable by the Company or one of its subsidiaries (as applicable) against the other party or parties thereto in accordance with its terms, subject to the Bankruptcy Exceptions, (ii) the Company or one of its subsidiaries (as applicable) has performed all material obligations required to be performed by it under each Real Property Lease and is not (with or without notice or lapse of time, or both) in breach or default in any material respect thereunder beyond any applicable cure period, (iii) to the Knowledge of the Company, no other party to any Real Property Lease is (with or without notice or lapse of time, or both) in breach or default in any material respect thereunder, (iv) the delivery and execution of this Agreement and the consummation of the transactions contemplated hereunder do not require the consent of the landlord or any other person under any such Real Property Lease (v) none of the Company or its subsidiaries have subleased, licensed or otherwise granted anyone the right to use or occupy any Leased Property or any portion thereof or have collaterally assigned or granted any other security interest in any such leasehold estate or any interest therein, and (vi) the Company has not received written notice of any expropriation, condemnation or other proceeding in eminent domain pending or, to the Knowledge of the Company, threatened, affecting any portion of a Leased Property.

(d)        Except for the Real Property Leases and the Leased Properties, none of the Company or any of its subsidiaries occupy, are legally obligated for, have an interest in, or otherwise use, any land, buildings, facilities, locations or offices, and nor do they have any rights or obligations to acquire such interests.

(e)        The assets, properties and rights owned by the Company and its subsidiaries, including the Contracts to which the Company or any of its subsidiaries is a party, comprise all of the assets, properties and rights utilized by the Company and its subsidiaries in the operation of its business as presently conducted, and are sufficient in all material respects to permit the Company and its subsidiaries to operate their businesses as presently conducted.  No Unitholder nor any of their affiliates (other than the Company and its subsidiaries) owns or has any interest in any of the assets, properties or rights utilized by the Company or any of its subsidiaries in the operation of their businesses as presently conducted.

SECTION 4.14.  Intellectual Property.  (a)  Each of the Company and its subsidiaries owns or has the valid right to use all of the material Intellectual Property used in the operation of its business as presently conducted (the “Company Intellectual Property”), free and clear of all Liens (other than Permitted Encumbrances, those Liens to be released under Section 6.14, non-exclusive licenses in the ordinary course of business, Licenses In and Licenses Out, as applicable, and other than claims of infringement of third party Intellectual Property which are addressed solely in Section 4.14(d) of this Agreement), and such ownership or valid right to use the Company Intellectual Property will not be affected by the execution, delivery and performance of this Agreement, the Merger or the consummation of the other transactions contemplated hereby.

(b)        Section 4.14(b) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of all registrations and applications for registrations of Intellectual Property owned by the Company or any of its subsidiaries (the “Scheduled Company Intellectual Property”).  Section 4.14(b) of the Company Disclosure Letter also sets forth a list, as of the date of this Agreement, of all jurisdictions in which the Scheduled Company Intellectual Property is registered or applied for, all registration and application numbers, the date filed or issued, the present status and the registered owner (or applicant) for each registration/application.

(c)        (i) The Company or one of its subsidiaries exclusively owns all right, title and interest in and to the Scheduled Company Intellectual Property, free and clear of all Liens (other than non-exclusive licenses granted in the ordinary course of business and Licenses Out); (ii) all necessary affidavits of continuing use that are due have been filed and all necessary maintenance or renewal fees that are due have been paid to maintain the Scheduled Company Intellectual Property; (iii) there are no Proceedings (including for opposition, cancellation, revocation or rectification, other than ordinary ex-parte pre-grant prosecution with respect to any pending Scheduled Company Intellectual Property) pending or, to the Knowledge of the Company, threatened in writing in the last two (2) years against the Company or any of its subsidiaries by any person with respect to the ownership, validity, enforceability, effectiveness, registration or use of the Scheduled Company Intellectual Property; (iv) neither the Company nor any of its subsidiaries is subject to any outstanding Judgment involving the Scheduled Company Intellectual Property; and (v) the registered Scheduled Company Intellectual Property is subsisting, and to the Knowledge of the Company, is valid and enforceable.

(d)        To the Knowledge of the Company, since April 30, 2014, the activities of the Company and its subsidiaries, and the activities of any licensee of the Company and its subsidiaries solely with respect to Intellectual Property licensed by the Company or any of its subsidiaries, have not infringed, misappropriated or otherwise conflicted with the Intellectual Property of any third party in any material respect.  To the Knowledge of the Company, no third party has infringed or misappropriated since April 30, 2014, or is infringing or misappropriating, any material Company Intellectual Property in any material respect.  During the period from April 30, 2014 to the date hereof, neither the Company nor any of its subsidiaries has initiated or threatened in writing any claim against any person alleging that such person infringes any Company Intellectual Property. During the period from April 30, 2014 to the date hereof, no person has initiated or threatened in writing any claim against the Company or any of its subsidiaries alleging that the Company or any of its subsidiaries infringes Intellectual Property of any third party.

(e)        Section 4.14(e) of the Company Disclosure Letter sets forth a list of  all options, licenses or agreements relating to any Intellectual Property material to the operation of the business of the Company or any of its subsidiaries (i) granted to any third party by the Company or any of its subsidiaries, other than non-exclusive licenses granted in the ordinary course of business, including to end users and customers of the Company and its subsidiaries (“Licenses Out”), and (ii) granted by third parties to the Company or any of its subsidiaries, other than those related to commercially available off the shelf software, data or content licenses involving annual payments of less than $100,000 (“Licenses In”) and the Licenses In comprise a list of all third party Intellectual Property which is used or held for use by the Company and any of its subsidiaries material to the operation of the business of the Company or any of its subsidiaries as presently conducted, other than those related to commercially available off the shelf software, data or content licenses involving annual payments of less than $100,000. All royalties and other payments regarding the Licenses In and Licenses Out have been paid when due and, to the Knowledge of the Company, there are no grounds on which the Licenses In and Licenses Out would reasonably be expected to be breached in any material respect, and no material disputes have arisen regarding, or, to the Knowledge of the Company, are threatened in connection with, the Licenses In and Licenses Out.

(f)        Any employee of the Company or its subsidiaries  or third person who, either alone or with others, creates, develops, invents or has created, developed or invented, material Intellectual Property owned by the Company or its subsidiaries has entered into a written agreement with the Company or its subsidiaries that obliges such employee or person to disclose and to assign such Intellectual Property to the Company (which vests in the Company or any of its subsidiaries, as appropriate, exclusive ownership in such Intellectual Property).

(g)        No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been used to create any Intellectual Property owned by the Company or any or its subsidiaries, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Entity or institution obtaining ownership rights to such Intellectual Property.

(h)        All material Trade Secrets used in the operation of the business as currently conducted included in Intellectual Property owned by the Company or any of its subsidiaries have been maintained in confidence in accordance with protection procedures customarily used in the industry to protect rights of like importance. To the Knowledge of the Company, since April 30, 2014, no such Trade Secrets have been disclosed to any third party except pursuant to a valid non-disclosure agreement, license or other appropriate Contract which has not been breached.

(i)        (i) To the Knowledge of the Company, the Company and its subsidiaries are in compliance in all material respects with the terms of any and all licenses and agreements that govern the use, modification and distribution of any Open Source Code used by the Company or any of its subsidiaries, and (ii) under the licenses or agreements that govern the use, modification and distribution of such Open Source Code, the Company and its subsidiaries are not required to disclose or distribute any source code owned by the Company or any of its subsidiaries.

(j)        Since April 30, 2014, there have been no defects or unauthorized intrusions or breaches of security relating to any element of the computer hardware, software, networks, computer equipment or other information technology controlled by the Company or any of its subsidiaries that have caused any material interruption to the businesses of the Company or any of its subsidiaries, and the Company and its subsidiaries have implemented and maintained commercially reasonable procedures to protect their information technology systems (including software and data) from Contaminants and maintained reasonable backup and disaster recovery technology consistent with industry practices. “Contaminants” means all “back doors,” “time bombs,” “Trojan horses,” “worms,” “drop dead devices,” “viruses” and other software routines and hardware components that permit unauthorized access to or unauthorized disablement or erasure of any software, data or information technology system.

(k)        To the Knowledge of the Company, the Company and its subsidiaries are in compliance in all material respects with applicable Laws relating to privacy, data protection, anti-spam, personally identifiable information and similar applicable consumer protection laws (“Information Privacy Laws”).  Since April 30, 2014, neither the Company nor any of its subsidiaries has received notice of any Proceedings with respect to Information Privacy Laws.  To the Knowledge of the Company, in the collection and processing by the Company and its subsidiaries of any personal data or other information that may be subject to Information Privacy Laws (“Personal Information”), the Company and its subsidiaries are, and since April 30, 2014 have been, in compliance in all material respects with Information Privacy Laws and have taken commercially reasonable measures to protect and maintain the privacy of such Personal Information in accordance with Information Privacy Laws.

SECTION 4.15.  Insurance.  (a) Section 4.15(a) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of all of the material insurance policies maintained with respect to the Company and its subsidiaries and their properties and assets ( the “Company Insurance Policies”).  No Unitholder nor any of their affiliates (other than the Company and its subsidiaries) own or hold any insurance policies relating to the properties, assets or businesses of the Company or any of its subsidiaries, and have not owned or held such policies at any time.

(b)        Except as would not reasonably be expected to result in a Company Material Adverse Effect: (i) the Company Insurance Policies are maintained in such amounts, with such deductibles and against such risks and losses as are reasonable and customary for the business of the Company and its subsidiaries; (ii) the Company Insurance Policies are in full force and effect and all premiums due and payable thereon have been paid; (iii) no written notice of cancellation or termination has been received with respect to any of the Company Insurance Policies which has not been replaced on substantially similar terms prior to or on the date of such cancellation or termination; (iv) there are no pending disputes or controversies between the Company or any of its subsidiaries, on the one hand, and the carrier of any Company Insurance Policy, on the other hand, and no written notice of any such dispute or controversy has been received; and (v) each claim with respect to any matter that would reasonably be expected to be insurable under one or more of the Company Insurance Policies has been timely reported to the appropriate insurer in accordance with the terms of the relevant Company Insurance Policy, other than any such matter which, if adversely determined, has not had and would not reasonably be expected to have a material impact on the Company or any of its subsidiaries.

SECTION 4.16.  Customers and Suppliers.  (a)  Section 4.16(a) of the Company Disclosure Letter lists the Company and its subsidiaries’ (i) ten largest managed service customers, (ii) 12 other customers generating revenue of at least four million dollars per fiscal year, (iii) three largest distributors and (iv) seven largest technology/OEM resale partners, in the case of each of clauses (i) through (iv), based on revenues generated during the fiscal year ended April 30, 2017 (as to customers and resale partners) and expenditures made during the fiscal year ended April 30, 2017 (as to suppliers and distributors), and the amount of such revenues or expenditures, as applicable (the customers referred to in clauses (i) and (ii), the “Top Customers”).

(b)        As of the date of this Agreement, no customer, supplier, distributor or resale partner listed on Section 4.16(a) of the Company Disclosure Letter has ceased doing business with the Company or any of its subsidiaries and neither the Company nor any of its subsidiaries have received, from any customer, supplier, distributor or resale partner listed on Section 4.16(a) of the Company Disclosure Letter, written notice (i) terminating such customer’s, supplier’s, distributor’s or resale partner’s relationship with the Company or any of its subsidiaries or (ii) indicating that (A), in the case of a customer, such customer intends to materially reduce its purchase of products of the Company or any of its subsidiaries, (B) in the case of a supplier, that such supplier intends to materially reduce its sale of products or services to the Company or any of its subsidiaries, (C) in the case of a distributor, that such distributor intends to materially reduce its distribution of products of the Company or any of its subsidiaries or (D) in the case of a resale partner, that such resale partner intends to materially reduce its reseller arrangement with the Company or any of its subsidiaries, in the case of each of clauses (A) through (D), from the levels achieved during the fiscal year ended April 30, 2017.

SECTION 4.17.  Transactions with Affiliates.  Except as disclosed in Section 4.17 of the Company Disclosure Letter, there are no Contracts currently in effect or pursuant to which the parties thereto have current or future rights or obligations between, among or involving the Company or any of its subsidiaries, on the one hand, and any Unitholder or any of its affiliates (other than the Company and its subsidiaries or any Participant), on the other hand (other than employment Contracts, Benefit Plans and Benefit Agreements) (such Contracts, other than employment Contracts, Benefit Plans and Benefit Agreements, “Affiliate Contracts”).  No payments (including dividends, distributions, loans, service or trade payments, salary, bonuses, payments under any management, consulting, monitoring or financial advisory agreement, advances or otherwise) have been made to or received from the Company or any of its subsidiaries, on the one hand, and any Unitholder or any of its affiliates (other than the Company and its subsidiaries or any Participant), on the other hand.

SECTION 4.18.  Brokers.  Except as disclosed in Section 4.18 of the Company Disclosure Letter, no brokers or finders have acted for any Unitholder, the Company or any of such Unitholder’s affiliates in connection with this Agreement or the transactions contemplated hereby and no person, by reason of any action taken by the Company or any of its Representatives, may be entitled to any brokerage fee, finder’s fee or commission in respect thereof.

SECTION 4.19.  Government Contracts.  (a)  With respect to each Government Contract:  (i) the Company and each of its subsidiaries, as applicable, have complied in all material respects with the terms and conditions of such Government Contract; (ii) the Company and each of its subsidiaries, as applicable, have complied with all requirements of all applicable Laws or agreements pertaining to such Government Contract; (iii) all representations and certifications set forth in or pertaining to such Government Contract were current, complete and correct as of their effective date, and the Company or one of its subsidiaries has complied in all material respects with all such representations and certifications; (iv) neither a Governmental Entity, nor any prime contractor, subcontractor, vendor or other entity, has notified the Company or any of its subsidiaries in writing that the Company or any of its subsidiaries has breached or violated any applicable Law pertaining to such Government Contract; (v) no termination for convenience, termination for default, cure notice or show cause notice is currently in effect pertaining to such Government Contract and no event, condition or omission has occurred or exists that would constitute grounds for any such action; (vi) no cost incurred by the Company or its subsidiaries pertaining to such Government Contract is the subject of any investigation or has been disallowed by the relevant Governmental Entity; and (vii) no money due to the Company or any of its subsidiaries pursuant to such Government Contract has been withheld or set off.

(b)        There is no pending, and during the last six years there has been no, audit or investigation by a Governmental Entity with respect to any alleged improper activity, misstatement or omission arising under or relating to any Government Contract.  During the last six years, neither the Company nor any of its subsidiaries has made a voluntary disclosure with respect to any alleged improper activity, misstatement or omission arising under or relating to a Government Contract.

(c)        To the Knowledge of the Company, none of the employees, distributors, consultants or agents of the Company or any of its subsidiaries is, or during the last six years has been (except as to routine security investigations), under administrative, civil or criminal investigation, indictment or information by any Governmental Entity.  None of the Company, its subsidiaries or any of their respective employees, distributors, consultants or agents is (or during the last six years has been) suspended or debarred from doing business with a Governmental Entity or is (or during such period was) the subject of a finding of non-responsibility or ineligibility for contracting with a Governmental Entity.

(d)        Section 4.19(d) of the Company Disclosure Letter sets forth those certain Government Contracts that, in the aggregate, represent at least 50% of the fiscal year 2017 revenue of the Company and its subsidiaries derived from Government Contracts.  Such Contracts set forth on Section 4.19(d) of the Company Disclosure Letter shall be considered “Specified Contracts.”

SECTION 4.20.  Employee and Labor Matters.  (a)  Neither the Company nor any of its subsidiaries is a party to any Collective Bargaining Agreement and, to the Knowledge of the Company, no Collective Bargaining Agreement is being negotiated with respect to any employee of the Company or any of its subsidiaries.  Since April 30, 2014, no labor organization or group of the employees of the Company or any of its subsidiaries has made a demand for recognition or certification, and there are no recognition or certification proceedings or petitions seeking a representation pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any similar Governmental Entity.

(b)        Except as, individually or in the aggregate, would not be material to the Company and its subsidiaries, since April 30, 2014, the Company and its subsidiaries (i) have not experienced, and, to the Knowledge of the Company, there has not been threatened, any union organization attempts, strikes, work stoppages, slowdowns, lockouts or other material labor disputes and (ii) have not engaged in any unfair labor practices.  There is no material employment-related Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its subsidiaries involving any Participant or dependent thereof.

(c)        The Company and its subsidiaries are not and, since April 30, 2014, have not been engaged or involved in any material employment-related Proceeding (whether arising under Contract, under common law or statute or in equity) with any Participant or any dependent thereof and, to the Knowledge of the Company, no such Proceeding is threatened against the Company or any of its subsidiaries.

(d)        Except as, individually or in the aggregate, would not be material to the Company and its subsidiaries (taken as a whole), (i) since April 30, 2014, the Company and its subsidiaries have been in compliance with all applicable Laws relating to labor relations, employment and employment practices and standards, including termination of employment, terms and conditions of employment, wages, hours of work, occupational safety, health standards, immigration, visas, work status, pay equity and workers compensation, (ii) as of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its subsidiaries alleging violations of any such Laws, (iii) each person who is classified by the Company or any of its subsidiaries as an independent contractor is properly so classified under all such Laws and (iv) since April 30, 2014, the Company and its subsidiaries have not received any written or oral communication of the intent of any Governmental Entity responsible for the enforcement of such Laws to conduct an investigation of or affecting the Company or any of its subsidiaries, and no such investigation is in progress.

(e)        The Company has made available to Parent a complete and correct list, as of the date of this Agreement, of each current employee of the Company or its subsidiaries who currently devotes his or her full-time efforts to providing services to the Company or any of its subsidiaries (together, the “Service Providers”), including, as applicable, each Service Provider’s current (i) job title, (ii) years of service with the Company, (iii) base salary or current wages, (iv) incentive compensation opportunities, (v) work locations, (vi) whether active or inactive, including the basis of inactive status and expected date of return and (vii) entity to whom such Service Provider provides services, except in each case to the extent that the Company or its subsidiaries is prohibited under applicable Law from making such information available (the “Employee Roster”); provided that, for purposes of the Employee Roster provided as of the date of this Agreement, Service Providers shall not include any current employee of the Company or its subsidiaries who devotes his or her full-time services to a third-party through a secondment or similar arrangement between the Company or one of its subsidiaries and such third-party (such employees, “Seconded Employees”).

SECTION 4.21.  Subsidiaries.

(a)        Section 4.21 of the Company Disclosure Letter identifies each subsidiary of the Company, as of the date of this Agreement, together with the jurisdiction of its organization and the number of shares of each class of its capital stock (or other equity, membership or limited liability company interest) owned by the Company, any of its subsidiaries, or any other person, all of which have been duly authorized, validly issued and are fully paid and nonassessable, and none of which are subject to or have been issued in violation of any purchase option, call option, subscription right or forfeiture conditions or any similar right under the Organizational Documents of such subsidiary or any Contract to which such subsidiary is party or otherwise bound. Except as disclosed in Section 4.21 of the Company Disclosure Letter, as of the date of this Agreement, the subsidiaries of the Company do not have any other capital stock (or other equity, membership or limited liability company interest) authorized, issued or outstanding, and there are no securities, options, warrants, calls, rights, equity-appreciation rights, restricted equity units, equity-based performance units or Contracts of any kind to which any subsidiary of the Company is a party, or by which any subsidiary of the Company or any of its properties or assets are bound, obligating any subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, capital stock (or other equity, membership or limited liability company interests) in, or securities convertible into, or exchangeable or exercisable for, capital stock (or other equity, membership or limited liability company interests) in, any subsidiary of the Company or obligating any subsidiary of the Company to issue, deliver, sell, grant, extend or enter into any such security, option, warrant, call, right, unit or Contract.  Other than in respect of the Exchange, there are no outstanding contractual or other obligations of any subsidiary of the Company to (A) repurchase, redeem or otherwise acquire any capital stock (or other equity, membership or limited liability company interests) in such subsidiary or (B) vote or dispose of any capital stock (or other equity, membership or limited liability company interests) in such subsidiary.  No subsidiary of the Company is a party to any voting agreement with respect to any capital stock (or other equity, membership or limited liability company interests) in such subsidiary.  There are no irrevocable proxies and no voting agreements with respect any capital stock (or other equity, membership or limited liability company interests) in any subsidiary of the Company.

(b)        There are no bonds, debentures, notes or other Indebtedness of any subsidiary of the Company that have or by their terms may have at any time the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which the holders of capital stock (or other equity, membership or limited liability company interests) in such subsidiary may vote (“Voting Subsidiary Debt”).  There are no securities or other similar instruments or obligations of any subsidiary of the Company, the value of which is in any way based upon or derived from any capital stock (or other equity, membership or limited liability company interests) in any subsidiary of the Company.

(c)        Each subsidiary identified on Section 4.21 of the Company Disclosure Letter (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization (to the extent the applicable jurisdictions contain any such concept), (ii) has all requisite corporate, or other legal entity, as the case may be, power and authority to enable it to own, lease or otherwise hold and operate its properties or assets and to carry on its business as presently conducted and (iii) is duly qualified or licensed (to the extent the applicable jurisdictions contain any such concept) to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, other than, in the case of clauses (i), (ii) and (iii), where any such failure, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)        Each subsidiary identified on Section 4.21 of the Company Disclosure Letter is, directly or indirectly, wholly owned by the Company, free and clear of any Liens.

SECTION 4.22.  Voting Requirements; Consents.  (a) The affirmative vote or written consent of the holders of Class A Units and Voting Units constituting at least a majority of the Class A Units and Voting Units outstanding on the Record Date, voting together as a single class (collectively, the “Unitholder Approval”) is the only vote or written consent of any persons holding any of the Units of the Company necessary to execute, deliver and perform this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement and the Indemnification Agreement under the Certificate of Formation, the Company LLC Agreement, any award agreement (including any “Unit Award Agreement” as such term is defined in the Company LLC Agreement) in respect of Class B Units and applicable Law, including the DLLCA, or any other Contract to which the Company may be bound.

(b)            The record date under the DLLCA, the Certificate of Formation and the Company LLC Agreement for purposes of determining the Unitholders of the Company entitled to give Written Consents with respect to the Unitholder Approval is the Record Date.

(c)        Each advance Unitholder notice requirement under any applicable Law, including the DLLCA, the Certificate of Formation, the Company LLC Agreement and any other Contract to which the Company may be bound for (i) the Record Date, (ii) the execution and delivery of this Agreement and the Indemnification Agreement, (iii) the vote or consent to approve and adopt this Agreement and (iv) the consummation of the Merger and the other transactions contemplated by this Agreement and the Indemnification Agreement, in each case (A) has been duly and validly waived or (B) shall be satisfied by the delivery of the Notice of Merger as contemplated by this Agreement or other notice delivered to the Unitholders.  The Written Consents will be obtained fully in compliance with, and without any violation of, any applicable Law, including the DLLCA, the Certificate of Formation, the Company LLC Agreement any other Contract to which the Company may be bound.

SECTION 4.23.  No Appraisal Rights.  In accordance with applicable Law, including the DLLCA, the Certificate of Formation and the Company LLC Agreement, no appraisal rights shall be available to any Unitholder in connection with the Merger.

SECTION 4.24.  Exclusivity of Representations and Warranties.  Neither the Company nor any of its affiliates are making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied (including, but not limited to, any relating to the financial condition, results of operations, assets or liabilities of the Company, any pro forma financial information, financial projections or other forward-looking statements provided by or on behalf of the Company or its subsidiaries, warranty of merchantability, warranty of fitness for a particular purpose, or any implied or statutory warranty whatsoever with respect to the Company, any of the Company’s subsidiaries and any of the Company or its subsidiaries’ respective assets or properties, including without limitation any real or personal property or any fixtures), except as expressly set forth in Article III, this Article IV and the Company Disclosure Letter, and the Company hereby disclaims any such other representations and warranties. The Company acknowledges and agrees that except for the representations and warranties made by Parent or Merger Sub in Article V, none of Parent, Merger Sub or any of their respective affiliates makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to Parent, Merger Sub or any of their respective affiliates and the Company hereby disclaims reliance on any such other representations or warranties.

ARTICLE V

Representations and Warranties Regarding Parent and Merger Sub

Parent and Merger Sub represent and warrant to the Company as of the date of this Agreement as follows:

SECTION 5.01.  Organization.  Parent is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate power and authority to carry on its business as presently conducted.  Merger Sub (i) is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and (ii) has all requisite power and authority to enable it to own, lease or otherwise hold and operate its properties or assets and to carry on its business as presently conducted

SECTION 5.02.  Authority; Noncontravention.  (a)  Parent has the requisite corporate power and authority to execute, deliver and perform this Agreement and the Indemnification Agreement, to consummate the transactions contemplated hereby and thereby and to comply with the provisions of hereof and thereof.  Parent has the requisite corporate power and authority to execute, deliver and perform this Agreement, to consummate the transactions contemplated hereby and to comply with the provisions hereof, subject, in the case of the consummation of the Merger, to the adoption of this Agreement by Parent, as the sole member of Merger Sub, which adoption shall occur as soon as reasonably practicable following the execution of this Agreement.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the Indemnification Agreement by Parent, the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby and the compliance by Parent and Merger Sub with the provisions hereof and thereof have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, as applicable, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to execute, deliver and perform this Agreement or the Indemnification Agreement, to consummate the transactions contemplated hereby or thereby or to comply with the provisions hereof or thereby, subject in the case of the consummation of the Merger, to the adoption of this Agreement by Parent, as the sole member of Merger Sub.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by the Bankruptcy Exceptions.  The Indemnification Agreement has been duly executed and delivered by Parent, and, assuming the due authorization, execution and delivery by the other parties thereto, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy Exceptions.

(b)        Except as may result from any facts or circumstances related solely to any Unitholder, the Company or the Company’s subsidiaries, the execution, delivery and performance of this Agreement by Parent and Merger Sub and the Indemnification Agreement by Parent and the consummation of the transactions contemplated hereby and thereby and compliance by Parent and Merger Sub with the provisions hereof and thereof, as applicable, do not and will not conflict with, or result in any violation (i) of Parent’s Organizational Documents or Merger Sub’s Organizational Document, or (ii) or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or assets of Parent or Merger Sub under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of any Contract to which Parent or Merger Sub is party or any of their respective properties or assets is subject or (iii) subject to the governmental filings and other matters referred to in Section 5.02(c), of any Law or Judgment, in each case applicable to Parent or Merger Sub or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses, Liens or entitlements that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)        Except as may result from any facts or circumstances related solely to any Unitholder, the Company or the Company’s subsidiaries, no Consent of, or filing or submission with, any Governmental Entity is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the Indemnification Agreement by Parent, the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby or the compliance by Parent and Merger Sub with the provisions hereof or thereof, other than (i) compliance with and filings under the HSR Act, (ii) compliance with and filings under the Exchange Act and (iii) those Consents, filings and submissions the failure of which to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither the aggregate value of the assets in Canada, nor the annual gross revenues from sales in, from or into Canada, of Parent and its affiliates exceeds the amount set forth on Section 5.02(c) of the Company Disclosure Letter, as determined in accordance with the Competition Act (Canada) and the Notifiable Transactions Regulations promulgated thereunder.

SECTION 5.03.  Brokers; Fees and Expenses.  The only broker or finder that has acted for Parent or its affiliates in connection with this Agreement or the transactions contemplated hereby or that may be entitled to any brokerage fee, finder’s fee or commission in respect thereof is Moelis & Company, whose fees or commissions will be paid by Parent.

SECTION 5.04.  Financing.  Parent affirms that it is not a condition to the Closing or any of the its other obligations under this Agreement that Parent obtains financing for or related to any of the transactions contemplated by this Agreement.  Parent has provided the Company true, correct and complete copies, as of the date hereof, of an executed commitment letter from the financial institutions identified therein (the “Lenders”), to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein for the purpose of funding in part the cash consideration for the Merger (being collectively referred to as the “Debt Financing”) and all contracts, fee letters, engagement letters and other arrangements associated therewith (provided that provisions in any fee letter or engagement letter relating solely to fees and economic terms (other than covenants) agreed to by the parties thereto may be redacted (none of which redacted provisions could adversely affect the availability, conditionality, enforceability, termination or aggregate principal amount of the Debt Financing at the Closing); provided, further, that prior to execution of this Agreement, Parent shall have advised the Company in writing of the maximum amount of fees (including original issue discount) and an estimate of expenses payable by Parent or its affiliates under such commitment letter, fee letters and engagement letters) (such commitment letter and related term sheets, including all exhibits, schedules and annexes, and each such fee letter and engagement letter, as may be amended or replaced from time to time to the extent permitted by Section 6.17, collectively, the “Debt Financing Commitment”).  The Debt Financing Commitment is valid, binding and, to the Knowledge of Parent, is enforceable by Parent against the other parties thereto in accordance with its terms, subject to the Bankruptcy Exceptions.  As of the date hereof, the Debt Financing Commitment is in full force and effect and the respective obligations and commitments have not been withdrawn, rescinded or terminated (and, to the Knowledge of Parent, no such withdrawal, rescission or termination is contemplated) or otherwise amended or modified in any respect.  As of the date hereof, no event has occurred which (with or without notice, lapse of time, or both) would reasonably be expected to constitute a breach in any material respect or default on the part of Parent or, to the Knowledge of Parent, any of the other parties to the Debt Financing Commitment. As of the date hereof, to the Knowledge of Parent, Parent does not have any reason to believe that (a) any party to the Debt Financing Commitment will be unable to satisfy on a timely basis any term thereof, (b) any of the conditions to the Debt Financing will not be satisfied or (c) the full amount of the Debt Financing will not be available to Parent on the Closing Date, and, to the Knowledge of Parent, Parent is not aware of the existence of any fact or event as of the date hereof that would be expected to cause such conditions to the Debt Financing not to be satisfied or the full amount of the Debt Financing not be available and the Merger not to occur.  As of the date hereof, no Lender has notified Parent of its intention to terminate any of the Debt Financing Commitment or not to provide the Debt Financing. Assuming (i) the satisfaction of the conditions in Sections 7.01 and 7.02 hereof and (ii) that the Debt Financing is funded in accordance with its terms, the net proceeds from the Debt Financing, together with cash on hand, will be sufficient to fund the Estimated Purchase Price, the payment of any fees and expenses of or payable by Parent, and any other amounts required to be paid by Parent in connection with the consummation of the Merger.  Parent has paid in full any and all commitment or other fees required by the Debt Financing Commitment that are due as of the date hereof, and will pay, after the date hereof, all such fees as they become due.  The Debt Financing Commitment delivered to the Company contains all of the conditions precedent (none of which have been redacted) to the obligations of the parties thereunder to fund the Debt Financing contemplated by the Debt Financing Commitment to be funded on the Closing Date. There are no side letters or other Contracts (except for any customary fee letters and/or engagement letters, true and complete copies of which have been provided to the Company, with customary redactions (none of which redacted terms would reasonably be expected to adversely affect the principal amount or availability of the Debt Financing) relating to the Debt Financing to which Parent or any of its subsidiaries is a party other than as expressly set forth in the Debt Financing Commitment.

SECTION 5.05.  Exclusivity of Representations and Warranties.  Neither Parent nor any of its affiliates are making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, except as expressly set forth in this Article V, and Parent hereby disclaims any such other representations and warranties. Parent acknowledges and agrees that except for the representations and warranties made by the Company or any Unitholder in Article IV, the Indemnification Agreement, the applicable Holder Agreement and in the Company Disclosure Letter, none of the Company, the Unitholders or any of their respective affiliates makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied with respect to the Company, the Unitholders or their respective affiliates and Parent hereby disclaims reliance on any such other representation or warranties.

SECTION 5.06.  Solvency.  Neither Parent nor any of its subsidiaries have taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does Parent or any of its subsidiaries have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Parent and its subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent.

SECTION 5.07.  Proceedings.  There are no material Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its subsidiaries, at law or in equity, or before or by any federal, state, municipal or other Governmental Entity, domestic or foreign, and neither Parent nor any of its subsidiaries is subject to any outstanding material Judgment of any court or other Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

ARTICLE VI

Covenants

SECTION 6.01.  Covenants Relating to Conduct Prior to the Closing.  (a) Except as set forth in Section 6.01(a) or Section 6.01(b) of the Company Disclosure Letter, as required by this Agreement, applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), from the date of this Agreement to the Effective Time, the Company shall use its commercially reasonable efforts to conduct its business and the businesses of its subsidiaries in the ordinary course, in a manner consistent with past practice and in compliance in all material respects with all applicable Laws and Judgments and use commercially reasonable efforts to preserve substantially intact its present business organizations, keep available the services of its current employees and preserve its relationships with suppliers, contractors, consultants, clients, customers and other persons having business dealings with it.

(b)        Except as set forth in Section 6.01(a) or Section 6.01(b) of the Company Disclosure Letter, as required by this Agreement, applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its subsidiaries to, take any of the following actions:

(i)            amend its or any of its subsidiaries’ Organizational Documents;

(ii)          (A) declare, set aside or pay any non-cash dividend on, or other non-cash distribution in respect of, any Units or other equity, membership or limited liability company interests in the Company, (B) repurchase, redeem or otherwise acquire any Unit or other equity, membership or limited liability company interests in the Company, (C) repurchase, redeem or otherwise acquire any capital stock (or other equity, membership or limited liability company interests) in any subsidiary of the Company or (D) split, combine, subdivide, consolidate or reclassify any Units or other equity, membership or limited liability company interests in the Company; provided that for the avoidance of doubt, this Section 6.01(b)(ii) shall not in any way restrict any dividend or distributions between any subsidiaries of the Company or between the Company and any of its subsidiaries;

(iii)       (A) hire any employee with an expected annual base compensation in excess of $130,000, other than in the ordinary course of business consistent with past practice to replace an employee who was terminated in accordance with clause (B) of this Section 6.01(b)(iii), (B) terminate the employment of any individual listed on Exhibit C other than due to such individual’s death or for cause (as determined by the Company or its subsidiaries in the ordinary course of business consistent with past practice) or (C) except as required to ensure that any Benefit Plan or Benefit Agreement in effect on the date of this Agreement is in compliance with applicable Law or as required to comply with any Benefit Plan or Benefit Agreement in effect on the date of this Agreement:  (1) terminate any Collective Bargaining Agreement, Benefit Plan or Benefit Agreement, (2) adopt, enter into, establish or enter into an amendment or modification to, any Collective Bargaining Agreement, Benefit Plan or Benefit Agreement that would reasonably be expected to result in increased Liability (other than insignificant Liabilities) to the Company following the Closing, (3) grant or increase in any manner the wages, salaries, bonuses, incentives or other compensation, or pension or other benefits of, or pay any bonus to, or grant any loan to, any Participant other than such grants, increases or payments made in the ordinary course of business consistent with past practice to Participants whose annual base compensation is less than $130,000, (4) grant or amend any awards under any Benefit Plan (including the grant or amendment of any equity or equity-based or related compensation), or remove or modify existing restrictions in any Benefit Plan or Benefit Agreement or awards made thereunder, (5) grant or pay any severance, separation, change in control, retention, termination or similar compensation or benefits to, or increase in any manner the severance, separation, change in control, retention, termination or similar compensation or benefits of, any Participant, other than such severance, separation, termination or similar compensation and benefits made in the ordinary course of business consistent with past practice to Participants whose annual base compensation is less than $130,000, (6) enter into any trust, annuity or insurance Contract or similar agreement with respect to, or take any action to fund or in any other way secure the payment of compensation or benefits under, any Benefit Plan or Benefit Agreement, (7) take any action to accelerate the time of payment or vesting of any compensation or benefits under any Benefit Plan or Benefit Agreement or (8) change any actuarial or other assumption to calculate funding obligations with respect to any Benefit Plan or Benefit Agreement, except to the extent required by GAAP;

(iv)         except in connection with the Exchange, issue, deliver, sell, pledge (or subject to a Lien), grant, extend or enter into (A) any securities, options, warrants, calls, rights, equity-appreciation rights, restricted equity units, equity-based performance units or Contracts of any kind to which the Company or any of its subsidiaries is a party, or by which the Company or any of its subsidiaries or any of their properties or assets are bound, obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, Units or other equity, membership or limited liability company interests in, or securities convertible into, or exchangeable or exercisable for, Units or other equity, membership or limited liability company interests in, the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, unit or Contract, (B) any Voting Company Debt or Voting Subsidiary Debt or (C) any securities or other similar instruments or obligations of the Company or any of its subsidiaries, the value of which is in any way based upon or derived from any Units or other equity, membership or limited liability company interests in the Company or any of its subsidiaries;

(v)            incur any Indebtedness or grant any Guarantee in respect thereof, other than in the ordinary course of business consistent with past practice; provided that in no event shall the Company or any of its subsidiaries incur or Guarantee any Indebtedness for borrowed money other than amounts that may be borrowed in the ordinary course of business under the Credit Facility.

(vi)         (A) make any changes in any method of accounting or accounting practice or policies other than those required by GAAP or applicable Law or (B) change its fiscal year;

(vii)      acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or equity of, or by any other manner, any business or any firm, corporation, partnership, limited liability company, trust, joint venture or other entity or division thereof, or acquire any assets (other than Inventory in the ordinary course of business or assets which the aggregate consideration paid by the Company does not exceed $100,000);

(viii)    sell, transfer, lease, license, cancel or abandon or otherwise dispose of any material properties or assets (including Company Intellectual Property), except (A) sales of Inventory of the Company or any of its subsidiaries in the ordinary course of business consistent with past practice, (B) the sale or disposal of obsolete or excess equipment in the ordinary course of business consistent with past practice and (C) grants of non-exclusive licenses in Company Intellectual Property in the ordinary course of business;

(ix)         enter into any lease of any personal property, except any leases entered into in the ordinary course of business consistent with past practice with aggregate per annum lease payments not in excess of $50,000;

(x)            acquire any, or enter into any lease, sublease or license of, real property or interest in real property (whether as an owner, lessor, sublessor, lessee, sublessee, licensor, licensee or any similar status or capacity) or otherwise increase its obligations with respect to any real property, other than permitted renewals of Real Property Leases as set forth in clause (xii) below;

(xi)              modify, amend, accelerate, terminate, cancel, grant any waiver or release or assign any material rights or claims under any Real Property Lease;

(xii)           make or incur any capital expenditure exceeding the aggregate amount for the fiscal year reflected in the Company’s capital expenditure budget set forth on Section 6.01(b)(xii) of the Company Disclosure Letter by more than 10%;

(xiii)         pay, loan or advance any amount to, or sell, transfer, lease, license or otherwise dispose of any assets to, or enter into any Contract with, a Unitholder or any of the Company’s affiliates, other than in respect of transactions entered into in connection with this Agreement or in the ordinary course of business consistent with past practice;

(xiv)           except in each case in the ordinary course of business consistent with past practice, (A) enter into or renew any Specified Contract of the type in Section 4.08(a)(i), (iv), (v), (vi), (viii), (x) or (xii)(A), or (B) materially amend or modify (in a manner that could reasonably be expected to be adverse to the Company or any of its subsidiaries), terminate or grant any release or relinquishment of any material right under any Specified Contract;

(xv)             make, revoke or change any tax election that would result in a material amount of additional incremental taxes to the Company or its subsidiaries, adopt or change any tax accounting method or period, file any amended tax return that would result in a material amount of additional incremental taxes to the Company or its subsidiaries, enter into any closing agreement or settlement, settle any tax claim or assessment, surrender any right to claim a refund of a material amount of taxes, or consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment;

(xvi)           adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(xvii)         amend, extend, renew or permit to lapse any existing Company Insurance Policies or enter into new insurance policies, except in either case on such terms and for such amounts as is consistent with past practice;

(xviii)      settle or compromise any Proceeding brought by or against the Company or any of its subsidiaries other than for claims brought against the Company or any of its subsidiaries that are settled or compromised solely upon payment of cash or cash equivalents (and so long as (A) such settlement or compromise does not result in any other liability or other obligation or undertaking of the Company or any of its subsidiaries and (B) the Company and its subsidiaries have, at such time of settlement or compromise, sufficient cash on hand to make such payment) in an amount not to exceed $50,000 individually for each such settlement or compromise and $100,000 in the aggregate for all such settlements and compromises; or

(xix)           agree, whether in writing or otherwise, to do any of the foregoing.

(c)        From the date of this Agreement to the Closing: (i) the Company shall promptly, upon obtaining knowledge of the following, advise Parent orally and in writing of any breach of the representations and warranties contained in Article IV and of any other fact or event that would cause or constitute a breach of the covenants in this Agreement made by the Company, in each case, which would result in any condition set forth in Article VII not being satisfied and (ii) Parent shall promptly, upon obtaining knowledge of the following, advise the Company of any breach of the representations and warranties contained in Article V and of any other fact or event that would cause or constitute a breach of the covenants in this Agreement made by Parent, in each case, which would result in any condition set forth in Article VII not being satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants, agreements, undertakings, obligations or conditions to the obligations of the parties under this Agreement.

SECTION 6.02.  Access; Consultation.  (a) From the date hereof to the Effective Time, the Company shall grant or furnish Parent and its representatives, employees, counsel and accountants reasonable access, during normal business hours and upon reasonable notice, to the personnel, properties, books, records, Contracts, Permits, documents and information of the Company and its subsidiaries; provided, however, that such access does not unreasonably disrupt the normal operations of the Company or any of its subsidiaries; provided, further, that the Company may withhold, and may cause its subsidiaries to withhold any documents (or portions thereof) or information, as determined by the Company’s counsel, that might reasonably result in (i) the violation of an applicable Law or Judgment (which may include portions of documents or information relating to pricing or other matters that are competitively sensitive in light of Antitrust Laws) or (ii) the Company’s loss of its right to assert all privileges, including the attorney-client privilege in such documents or information. If any material is withheld by the Company pursuant to this Section 6.02(a), to the extent possible, the Company shall inform Parent as to the general nature of what is being withheld.

(b)        All information obtained by Parent pursuant to this Section 6.02 shall be kept confidential in accordance with the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.

SECTION 6.03.  Efforts. (a) Each of the parties shall use reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things reasonably appropriate to consummate and make effective, as soon as reasonably possible, the transactions contemplated hereby.

(b)        In connection with and without limiting Section 6.03(a), the Company shall (i) use commercially reasonable efforts to ensure that no state takeover statute or similar Law is or becomes applicable to this Agreement or the transactions contemplated hereby and (ii) if any state takeover statute or similar Law becomes applicable to this Agreement or the transactions contemplated hereby, use commercially reasonable efforts to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated herein.

(c)        In connection with and without limiting Section 6.03(a), but subject to Section 6.03(e), each of the parties shall use commercially reasonable efforts to obtain all Consents required in connection with the transactions contemplated hereby; provided, however, that (i) neither the Company nor Parent shall be required to make any payments to any third-party or concede anything of value or grant any concession to obtain such Consents and (ii) in any event, neither the Company nor any of its affiliates shall be entitled to agree to make any payment that would be made after the Closing or concede anything of value or grant any concession that would reasonably be expected to adversely affect the Company or any of its subsidiaries or Parent or any of its subsidiaries after the Effective Time, except with Parent’s prior written consent.

(d)        In connection with and without limiting the generality of Section 6.03(a) or 6.03(c), but subject to Section 6.03(e), each of Parent and the Company shall and shall cause its affiliates to (as applicable):

(i)                   as promptly as practicable (but in no event later than ten business days after the date of this Agreement) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement;

(ii)                as promptly as practicable use commercially reasonable efforts to make all filings and submissions in connection with any other Consents required in connection with the transactions contemplated hereby;

(iii)             use commercially reasonable efforts to furnish to the other all assistance, cooperation and information necessary to make any filings or submissions and to obtain any Consents required in connection with the transactions contemplated hereby;

(iv)               use reasonable best efforts to respond as promptly as reasonably practicable to any inquiries or requests received from any Governmental Entity for additional information or documentary material in connection with the HSR Act;

(v)                  use reasonable best efforts to take all actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and the expiration or termination of any applicable waiting periods and the receipt of any Consents required in connection with the transactions contemplated hereby as soon as practicable after the date of this Agreement and not extend any such waiting period or enter into any agreement with any Governmental Entities not to consummate any of the transactions contemplated hereby, except with the prior written consent of the other, which consent will not be unreasonably withheld, delayed or conditioned; and

(vi)               unless prohibited by applicable Law or by the applicable Governmental Entity, (A) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any substantive conversation with, any Governmental Entity in respect of the transactions contemplated hereby without the other, (B) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party reasonably apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement and the transactions contemplated hereby, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity, and (E) deliver complete and accurate copies to the other of all filings, submissions, correspondence and other written communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby, subject to redaction of competitively sensitive information, valuation material or information subject to attorney-client privilege, and consider in good faith the views of the other in connections with such communications.  Notwithstanding anything to the contrary in the foregoing, Parent shall have the right to determine and direct the strategy and process (including all timing, substantive matters and decisions to propose, negotiate, commit to or effect any action) by which the parties will seek to cause the expiration or termination of the applicable waiting periods under the HSR Act and the expiration or termination of any applicable waiting periods and the receipt of any Consents required in connection with the transactions contemplated hereby (including all elements of any Proceeding and any communications with Governmental Entities); provided that, Parent will consult with the Company on a regular basis regarding such strategy and process.

(e)        Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall any party hereto be obligated to, and none of the Company or its subsidiaries shall, without Parent’s prior written consent, be permitted to, (i) (A) agree to, or proffer to, divest or hold separate, or enter into any licensing or similar arrangement with respect to, any assets (whether tangible or intangible) or any portion of any business of Parent or any of its affiliates or subsidiaries or of the Company or any of its subsidiaries or (B) agree to, or proffer to, a prohibition or limitation in any respect on the ownership or operation by the Company, any of the Company’s subsidiaries, Parent or any of Parent’s affiliates or subsidiaries of any voting security, asset (whether tangible or intangible) or any portion of any business of the Company, any of the Company’s subsidiaries, Parent or any of Parent’s affiliates or subsidiaries; or (ii) litigate or participate in any Proceeding, whether judicial or administrative, (A) challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement, (B) seeking to prohibit or limit in any respect the ownership or operation by the Company, any of the Company’s subsidiaries, Parent or any of Parent’s affiliates or subsidiaries of any asset (whether tangible or intangible) or any portion of any business of the Company, any of the Company’s subsidiaries, Parent or any of Parent’s affiliates or subsidiaries or to require any such person to divest or hold separate, or enter into any licensing or similar arrangement with respect to, any asset (whether tangible or intangible) or any portion of any business of the Company, any of the Company’s subsidiaries, Parent or any of Parent’s affiliates or subsidiaries, as a result of the transactions contemplated by this Agreement, (C) seeking to impose limitations on the ability of Parent or any of its affiliates or subsidiaries to acquire or hold, or exercise full rights of ownership of, any Units, including the right to vote the Units on all matters properly presented to the applicable members of the Company or (D) seeking to prohibit Parent or any of its affiliates or subsidiaries from effectively controlling in any respect all or a portion of the business of the Company or any of its subsidiaries.

SECTION 6.04.  Tax Matters-In General.  (a)  At their sole cost and expense, the Representative (on behalf of the Unitholders) shall prepare, or cause to be prepared, all income tax returns of the Company, including an IRS Form 1065 – U.S. Return of Partnership Income of the Company for the tax period ending on the Closing Date, and shall timely comply with any reporting or notification requirement pursuant to Section 6050K of the Code and the Treasury Regulations promulgated thereunder for OnX Holdings LLC (“OnX Holdings LLC Income Tax Returns”).

(b)        At the Company’s sole cost and expense, the Company shall prepare, or cause to be prepared, all Pre-Closing Tax Returns required to be filed by or with respect to the Company and each of its subsidiaries that are required to be filed on or prior to the Closing Date.  Such Pre-Closing Tax Returns shall be prepared on a basis consistent with existing procedures for preparing such tax returns, except as otherwise required by applicable Law or agreed to in writing by the parties. In the case of any Pre-Closing Tax Return that is to be filed after the Closing Date, the Company shall deliver, or cause to be delivered, any such tax return in draft form to Representative for Representative’s review and comment at least 30 days before it is due (taking into account extensions).  The Company shall consider in good faith the Representative’s reasonable comments, and, to the extent necessary, deliver an amended draft tax return to the Representative.  The Company shall (x) timely file, or caused to be filed, such tax return (as amended, as applicable) with the relevant taxing authority and (y) timely pay, or cause to be paid, to the relevant taxing authority the amount shown as due on such tax return.

(c)        Parent and the Company agree that, to the extent permitted by Law, any item of loss or deduction, as determined for U.S. federal income tax purposes, that is attributable to any fee, cost or expense described in Section 6.07(a) (without regard to the exceptions in Section 6.07(a)) or that is a Change of Control Payment (or any other similar fee, cost or expense) shall be reflected on the Tax Returns of the Company for any Pre-Closing Tax Period (and, to the extent applicable, the Tax Returns of the Company’s subsidiaries for any Pre-Closing Tax Period).

(d)        Parent, the Company and on behalf of the Unitholders, the Representative shall reasonably cooperate, and shall cause their affiliates, officers, employees, contractors, consultants, agents, auditors and representatives to reasonably cooperate, in preparing and filing all tax returns, including by maintaining and making available to each other all records necessary in connection with taxes and in resolving all disputes and audits with respect to all taxable periods relating to taxes.

(e)        All tax sharing or similar agreements, arrangements and practices between the Company or any of its subsidiaries, on the one hand, and any of the Unitholders or any of their affiliates, on the other hand, shall be terminated before the Closing.  After the Closing, neither the Company nor any of its subsidiaries nor any of the Unitholders or any affiliate of any of the Unitholders shall have any rights or obligations under any such tax sharing or similar agreement, arrangement or practice.

(f)        All equity transfer, real property transfer or gains taxes, documentary, sales, use, registration, value-added, recording, gross receipts, conveyance, excise, license, stamp and other similar taxes (including interest, penalties and additions thereto) imposed under applicable Law in connection with the transactions contemplated hereby (“Transfer Taxes”) shall be borne equally between Parent, on the one hand, and any of the Unitholders, on the other hand (pro rata based on their respective interest in the Company).  The party that is required by applicable Law to pay such Transfer Taxes shall timely pay (or cause to be paid) such Transfer Taxes and the other party shall, subject to receipt of satisfactory evidence of payment thereof, promptly reimburse (or cause to be reimbursed) the responsible party for the other party’s share of any Transfer Taxes. If a party receives a refund, credit or other recovery of any Transfer Taxes that was shared between the parties in accordance with this Section 6.04(e), such party shall promptly pay (or cause to be paid) to the other party  or parties such other party’s or parties’ share of such refund, credit or other recovery, net of any reasonable out-of-pocket expenses. Parent and the Company (before the Closing) or the Representative (on behalf of the Unitholders after the Closing) shall use reasonable best efforts to obtain any available reduction of or exemption from any Transfer Taxes and shall cooperate with each other in good faith in providing any information that may be necessary to obtain such reduction or exemption. Parent and the Company (before the Closing) or the Representative (on behalf of the Unitholders after the Closing) shall cooperate in timely making all returns, reports and form as may be required in connection with the payment of Transfer Taxes. Parent and the Company (before the Closing) or the Representative (on behalf of the Unitholders after the Closing), as appropriate, shall execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements relating to any such Transfer Taxes.

(g)        The Company shall deliver to Parent at or prior to the Closing a certificate, in form and substance satisfactory to Parent, duly executed and acknowledged, certifying that the transactions contemplated by this Agreement are exempt from withholding pursuant to the Foreign Investment in Real Property Tax Act.

(h)        The Representative (on behalf of the Unitholders) shall promptly notify Parent in the event that the Representative or any Unitholder is notified, in writing, of the initiation of any audit or similar proceeding in respect of the taxes or tax returns of the Company or any of its subsidiaries; provided that in the event that a Unitholder receives written notice of the initiation of any audit or similar proceeding in respect of taxes of the Company, the Representative shall only be required to notify Parent in the event that the Representative knows or has reason to know of such written notification or the initiation of such audit or similar proceeding.

(i)        For U.S. federal income tax purposes, (i) each of the Unitholders agrees to treat the transactions contemplated by this Agreement as a sale of partnership interests of the Company and (ii) Parent agrees to treat the transactions contemplated by this Agreement as a purchase of assets and assumption of liabilities of the Company in accordance with IRS Revenue Ruling 99-6.

(j)        Neither Parent nor any affiliate of Parent (including, for the avoidance of doubt, the Surviving Company or any subsidiary of the Surviving Company after the Closing) shall (i) make any election pursuant to Section 338(g) of the Code (or any similar provision of U.S. state, local or non-U.S. law) with respect to the Merger, (ii) make any election to change the U.S. tax classification the Company or any subsidiary of the Company which election has an effective date occurring on or prior to the Closing Date, or (iii) amend any Pre-Closing Tax Return if such amendment would result in the Company recognizing additional net income in a Pre-Closing Tax Period or would otherwise increase the tax liability of any Unitholder (except as required by a final determination of liability in respect of tax that, under applicable Law, is not subject to further appeal, review or modification, including a “determination” as defined in Section 1313(a) of the Code).

SECTION 6.05.  Fees and Expenses.  Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger and the other transactions contemplated hereby are consummated. For the avoidance of doubt, any fees or expenses associated with the filing of a Notification and Report Form pursuant to the HSR Act shall be borne by Parent in its entirety.

SECTION 6.06.  Public Announcements.  The initial press release by each of the parties to be issued on the date hereof or promptly after the execution of this Agreement with respect to the transactions contemplated hereby shall be in the form agreed to by Parent and the Company.  No public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of Parent and the Company (which consent shall not be unreasonably withheld, delayed or conditioned), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable securities exchange or listing authority, in which case the party required to make such release or announcement shall allow Parent and the Company, as applicable, reasonable time to comment on such release or announcement in advance of such issuance and shall consider such comments in good faith.  Notwithstanding the forgoing, this Section 6.06 shall not apply to any press release or other public statement made by the parties which is consistent with the initial press release and the terms of this Agreement and does not contain any information relating to the parties or this Agreement that has not been previously announced or made public in accordance with the terms of this Agreement.

SECTION 6.07.  Transaction Fees and Expenses.

(a)        Except as otherwise set forth in Section 6.07(b), the Company shall be liable for and hereby agrees to pay any and all fees, costs and expenses of any financial, legal, accounting or other advisor and any other person retained by or on behalf the Company or any of its affiliates prior to the Closing in connection with the transactions contemplated hereby, except to the extent such fees, costs and expenses are (i) reflected in the calculation of the Unpaid Expenses and therefore included in the calculation of the Closing Date Payment; (ii) reflected in the Escrow Agent Fee; or (iii) are otherwise payable by the Representative from the Representative Account.

(b)        At the Closing, Parent shall pay, or cause to be paid, except as otherwise directed by the Representative, the amount of Unpaid Expenses set forth on the Initial Statement in accordance with the flow of funds documentation provided by the Representative prior to the Effective Time.

SECTION 6.08.  Resignation of Directors.  The Company shall  cause all managers and directors (or members of any other applicable governing body) designated in writing by Parent at least three (3) business days prior to the Closing Date of the Company and each of its subsidiaries to deliver to Parent prior to the Closing duly executed resignations from their positions with the Company and any of its subsidiaries and shall use its commercially reasonable efforts to cause such persons to deliver duly executed releases from claims such persons may have (in such capacity) against the Company and its subsidiaries, in form and substance reasonably satisfactory to Parent (such resignations and releases, as applicable, to be effective upon the Closing).

SECTION 6.09.  No Solicitation.  From and after the date hereof until the Closing Date, the Company and its subsidiaries shall not, and shall direct their respective affiliates, officers, directors, managers, members, employees, agents and representatives not to, directly or indirectly (i) solicit, initiate, induce or encourage, or take any other action to facilitate, any Takeover Proposal or any inquiry or proposal that could reasonably be expected to lead to a Takeover Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person (other than Parent) any information with respect to, or otherwise cooperate in any way with, any Takeover Proposal or any inquiry or proposal that could reasonably be expected to lead to a Takeover Proposal or (iii) approve, endorse, recommend, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, joint venture agreement, partnership agreement or merger, acquisition or similar agreement constituting, contemplating or otherwise relating to any Takeover Proposal or any inquiry or proposal that could reasonably be expected to lead to a Takeover Proposal.  The term “Takeover Proposal” means any inquiry, proposal or offer from any person (other than Parent) relating to any direct or indirect acquisition, in one transaction or a series of transactions, including any merger, consolidation, tender offer, exchange offer, public offering, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (A) assets or businesses that constitute or represent 10% or more of the total revenue, net income or assets of the Company and its subsidiaries or (B) 10% or more of the outstanding Units or other equity, membership or limited liability company interests in the Company or any of its subsidiaries, in each case other than the transactions contemplated hereby.  The Company shall promptly request that any materials provided to any person in connection with a Takeover Proposal (other than Parent) shall be returned to the Company or destroyed.

SECTION 6.10.  Employee and Benefit Matters.

(a)            Parent agrees that, during the period commencing at the Closing and ending on the first anniversary thereof, each employee who continues to be employed by Parent or its affiliates (including the Company and its subsidiaries) after the Closing (each such employee, a “Continuing Employee”) will continue to be provided with (i) the annual base salary or wages in effect with respect to such Continuing Employee immediately prior to the Closing Date, (ii) annual target incentive compensation opportunities that are substantially comparable in the aggregate to the annual target incentive compensation opportunities in effect with respect to such Continuing Employee immediately prior to the Closing Date (excluding, for purposes of determining such comparability, any transaction-related or other one-time retention bonus, and equity-based compensation), and (iii) employee benefits (other than defined benefit pensions or retiree or post-employment health and welfare benefits) that are no less favorable, in the aggregate, than the employee benefits in effect with respect to such Continuing Employee immediately prior to the Closing Date; provided that, commencing January 1, 2018, Parent may, in its discretion, provide to Continuing Employees in the United States employee benefits that are no less favorable in the aggregate than the employee benefits provided to similarly-situated employees of Parent and its affiliates.

(b)            Parent will cause each employee benefit plan or program of Parent or its affiliates in which Continuing Employees are eligible to participate after the Closing to take into account for purposes of eligibility and vesting (and for purposes of benefit accrual in each vacation, severance or other paid-time off plan or program), the service of such Continuing Employees prior to the Closing with the Company or any of its subsidiaries (including any predecessors thereto) as if such service were with Parent or its affiliates, in each case to the same extent that such service was recognized by the Company or any of its subsidiaries immediately prior to the Closing under the corresponding Benefit Plan or Benefit Agreement; provided that no such crediting of service shall be required to the extent it would result in any duplication of benefits.

(c)            Parent will cause each employee benefit plan or program that is a group health plan of Parent and its affiliates (including the Company or any of its subsidiaries) in which Continuing Employees are eligible to participate after the Closing (each such employee benefit plan or program, a “New Plan”) to (i) waive, or cause the waiver of, all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements, other than limitations or waiting periods that are already in effect prior to the Closing with respect to such Continuing Employee under the comparable Benefit Plan or Benefit Agreement and that have not been satisfied as of the Closing, and (ii) use commercially reasonable efforts to cause each New Plan to provide such Continuing Employee and his or her eligible dependents with credit for any co-payments made, deductibles paid and out-of-pocket expenses incurred under a corresponding provision of the comparable Benefit Plan or Benefit Agreement during the portion of the plan year ending on the date on which participation in the New Plan begins in satisfying any applicable coinsurance, deductible or out-of-pocket requirements under any such New Plan or reimburse such Continuing Employee for such expenses if Parent deems appropriate to avoid or address hardship to such Continuing Employee.

(d)            Notwithstanding any other provision of this Section 6.10, Parent shall comply, and cause each of its applicable affiliates (including the Company or any of its subsidiaries) (i) to comply, with all applicable Laws, including without limitation, foreign Laws, regarding the terms and conditions of employment of, and the provision of compensation and benefits to, employees of the Company and its subsidiaries, including but not limited to Continuing Employees and (ii) to comply and satisfy all post-Closing obligations of the Company and its subsidiaries with respect to employees and former employees of the Company and its subsidiaries, including but not limited to Continuing Employees, under applicable Laws or any Benefit Plan or Benefit Agreement as in effect as of the Closing Date, provided that, any amendments to any Benefit Plan or Benefit Agreement made between the date hereof and the Closing Date shall be made in accordance with Section 6.01(b)(iii).

(e)            No earlier than fifteen (15) days, and no later than ten (10) days, prior to the Closing Date, the Company shall deliver to Parent (a) an updated Employee Roster, which, for the avoidance of doubt, shall include any Seconded Employees, and (b) a complete and correct list of each individual consultant or independent contractor who, as of the date such list is provided, (x) devotes his or her full-time efforts to providing services to the Company or any of its subsidiaries and (y) is employed by a third-party or is otherwise a consultant or independent contractor of the Company of any of its subsidiaries.

(f)            Notwithstanding anything herein to the contrary and without limiting the generality of Section 9.02, the parties hereby acknowledge and agree that all provisions contained in this Section 6.10 are included for the sole benefit of the parties, and that nothing in this Agreement, whether express or implied, (i) shall be treated as an amendment or other modification of any Benefit Plan, Benefit Agreement, New Plan or other employee benefit plan, program, policy, arrangement or agreement (or an undertaking to amend any such plan or arrangement), (ii) shall limit the right of Parent, the Company or their respective affiliates to terminate, amend or otherwise modify any Benefit Plan, Benefit Agreement, New Plan or other employee benefit plan, program, policy, arrangement or agreement following the Closing or (iii) shall create any third-party beneficiary or other right (A) in any other person, including any Participant or any participant in any Benefit Plan, Benefit Agreement, New Plan or other employee benefit plan, program, policy, arrangement or agreement (or any dependent or beneficiary thereof) or (B) to continued employment with Parent or the Company or any of their respective affiliates.

SECTION 6.11.  Section 280G Matters.  The Company shall (a) use commercially reasonable efforts to obtain from each Disqualified Individual a waiver of such Disqualified Individual’s right to receive or retain any Parachute Payments in excess of $1.00 less than three (3) times such Disqualified Individual’s “base amount” (as defined under Section 280G(b)(3) of the Code) and (b) at least five (5) Business Days prior to the Closing Date, the Company will submit for approval in a manner reasonably intended to comply with Section 280G(b)(5) of the Code and the final Treasury Regulations issued thereunder (clauses (a) and (b), collectively, the “Section 280G Approval Vote”), any payments that could constitute a “parachute payment” pursuant to Section 280G of the Code.  The Company shall provide to Parent a reasonable opportunity to review the documents that comprise the Section 280G Approval Vote, and the Company agrees to reflect all reasonable and timely-provided comments of Parent thereon.

SECTION 6.12.  Exchangeable Shares.  The Company shall consummate the Exchange prior to the Closing and shall provide Parent with evidence reasonably satisfactory to Parent that such Exchange has been consummated. The Company will, and will cause its affiliates to, provide Parent with a reasonable opportunity to review and comment on any documents, agreements, instruments, resolutions, consents and filings related to the Exchange and all such documents, agreements, instruments, resolutions, consents and filings will be in form and substance reasonably acceptable to Parent.

SECTION 6.13.  Termination of Affiliate Contracts.  The Company shall cause each of its affiliates to terminate each Affiliate Contract set forth on Section 6.13 of the Company Disclosure Letter on or prior to the Closing Date. The Company will, and will cause its affiliates to, provide Parent with a reasonable opportunity to review and comment on any documents, agreements, instruments, resolutions, consents and filings related to such terminations and all such documents, agreements, instruments, resolutions, consents and filings will be in form and substance reasonably acceptable to Parent. With effect from the Closing, none of the Company or any of its subsidiaries, on the one hand, nor any Unitholder or any of its affiliates (other than the Company and its subsidiaries), on the other hand, shall have any obligation or liability to the other in respect of any such terminated Affiliate Contract.

SECTION 6.14.  Repayment of Indebtedness.  Prior to the Closing, the Company shall provide Parent with executed customary payoff letters and lien releases, in form and substance reasonably acceptable to Parent, in respect of all Funded Debt set forth on Section 6.14 of the Company Disclosure Letter. At the Closing, Parent shall pay or cause to be paid on behalf of the Company and its subsidiaries the amount of the outstanding amount of Funded Debt set forth on Section 6.14 of the Company Disclosure Letter to the persons entitled thereto in accordance with the payoff letters provided pursuant to this Section 6.14.

SECTION 6.15.  Directors’ and Officers’ Indemnification an Insurance.

(a)        For a period of six (6) years commencing on the Closing Date, Parent shall cause the Company and its subsidiaries, and their respective successors and assigns, to comply with and honor all rights to advancement of expenses, exculpation or indemnification for acts or omissions occurring at or prior to the Closing, now existing in favor of any current or former officers and/or directors (unless required by Law or with the consent of each affected individual) (an “Indemnified Person”), to the extent provided for in the Company and its subsidiaries’ respective Organizational Documents.

(b)        For a period of at least six (6) years commencing at the Closing Date, Parent shall purchase and maintain or cause the Company to purchase and maintain an insurance and indemnification policy (the “D&O Insurance”) for the benefit of each such person covered by the Company’s officers’ and directors’ liability insurance policies in effect as of the date of the Agreement (the “Existing D&O Policy”). Such D&O Insurance shall (i) insure such persons for acts or omissions occurring on or prior to the Closing Date and (ii) contain terms and conditions and be in amounts that are no less favorable than those of the Existing D&O Policy; provided that notwithstanding the foregoing, if the premium for such coverage exceeds 150% of the premium payable by Parent or the Company, as applicable, under the Existing D&O Policy for the year ended December 31, 2016, then Parent or the Company, as applicable, shall only be required to offer the coverage available for such 150% premium amount, and no greater coverage. The Parent may satisfy its obligations under this Section 6.15(b) by purchasing a “tail” policy. Such “tail” policy shall (i) have a claims period of at least six (6) years commencing at the Closing Date, (ii) insure each person covered by the Existing D&O Policy for acts and omissions occurring at or prior to the Closing Date, and (iii) subject to the immediately preceding sentence, contain terms and conditions and be in amounts that are no less favorable than those of the Existing D&O Policy.

(c)        After the Closing, if the Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provisions shall be made so that the successors and assigns of the Company, as the case may be, shall assume the applicable obligations set forth in this 7.16.

(d)        The rights of each Indemnified Person under this Section 6.15 shall survive consummation of the transactions contemplated by this Agreement and are intended to benefit, and shall be enforceable by, each Indemnified Person.

SECTION 6.16.  Notice of Merger; Written Consents.

(a)        The Company shall deliver all required notices and information to the Unitholders under the DLLCA and the Company LLC Agreement.

(b)        The Company shall use its commercially reasonable efforts to obtain, executed releases in favor of the Company, on substantially the same terms as provided in the Holder Agreements from each of the Unitholders (other than the Consenting Unitholders).

SECTION 6.17.  Financing.

(a)        Subject to the terms and conditions of this Agreement, Parent shall use its reasonable best efforts to obtain the Debt Financing no later than the Closing Date on the terms and conditions (including “market flex” provisions) described in the Debt Financing Commitment, including using its reasonable best efforts to (i) comply with its obligations under the Debt Financing Commitment and any definitive agreements related thereto (the “Debt Financing Documents”), (ii) maintain in effect the Debt Financing Commitment, (iii) negotiate and enter into Debt Financing Documents on a timely basis on terms and conditions (including the “market flex” provisions) contained in the Debt Financing Commitment or otherwise not less favorable in any material respect with respect to conditionality to Parent in the aggregate than those contained in the Debt Financing Commitment (it being understood and agreed that in no event may any such Debt Financing Document contain any term or condition that would not be permitted under this Section 6.17 if it were an amendment, supplement, modification, waiver of any provision, or replacement of the Debt Financing Commitment), (iv) satisfy on a timely basis all conditions contained in the Debt Financing Commitment that are applicable to Parent and within its control, including the payment of any commitment, engagement or placement fees required as a condition to the Debt Financing and (v) if all conditions to the Debt Financing Commitment have been satisfied, cause the Lenders to consummate the Debt Financing at or prior to the Closing Date (it being understood that it is not a condition to Closing under this Agreement for Parent to obtain the Debt Financing).  Parent shall give the Company prompt notice upon having knowledge of any breach by any Lender under the Debt Financing Documents or any termination of any of the Debt Financing Documents.  Other than as set forth in this Section 6.17, Parent shall not, without the prior written consent of the Company, amend, modify, supplement or waive any of the conditions or contingencies to funding contained in the Debt Financing Documents or any other provision of, or remedies under, the Debt Financing Documents (other than in accordance with the “market flex” provisions), in each case to the extent such amendment, modification, supplement or waiver could reasonably be expected to have the effect of (A) reducing the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount) below what is required to consummate the Merger, (B) imposing new or additional conditions or contingencies or otherwise expanding, amending or modifying any of the conditions to the Debt Financing or (C) otherwise expanding, amending or modifying any other provision of the Debt Financing Commitment in a manner that could reasonably be expected to (1) adversely affecting the ability of Parent to (x) timely consummate the Merger and other transactions contemplated by this Agreement on the Closing Date or (y) enforce its rights against other parties to the Debt Financing Commitment or the definitive agreements with respect thereto or (2) delay the Closing; provided that notwithstanding any other provision of this Agreement, Parent shall be entitled from time to time to (aa) amend, restate, replace, supplement or otherwise modify, or waive any of its rights under, the Debt Financing Commitment or substitute other financing for all or any portion of the Debt Financing from the same or alternative financing sources, and (bb) amend, restate, replace, supplement or otherwise modify the Debt Financing Commitment for the purpose of adding agents, co-agents, lenders, arrangers, bookrunners or other persons that have not executed the Debt Financing Commitment as of the date hereof, in each case, subject to subclauses (A), (B) and (C) above . Upon any such amendment, supplement or modification, in accordance with the terms of this Section 6.17(a), the term “Debt Financing Commitment” shall mean for all purposes of this Agreement the Debt Financing Commitment as so amended, supplemented or modified. Parent shall promptly deliver to the Company true, correct and complete copies of any such amendment, supplement or modification (subject, in the case of any fee letter or engagement letter, to redactions permitted by Section 5.04).  Parent shall keep the Representative reasonably informed and in reasonable detail of any material activity concerning the Debt Financing (including the status thereof).  Parent shall provide to the Representative copies of the Debt Financing Documents and such other information and documentation as shall be reasonably requested by the Representative for purposes of monitoring the progress of the financing activities.  Without limiting the generality of the foregoing, Parent shall give the Representative prompt written notice (and, in any event, no later than five (5) business days) of (I) the termination or expiration of the Debt Financing Commitment or Debt Financing Documents, (II) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by Parent, or, to the knowledge of Parent, any other party to the Debt Financing Commitment or Debt Financing Documents, (III) the receipt of any notice or other communication from any Lender or any other party to the Debt Financing Commitment or the Debt Financing Documents with respect to (AA) any actual, threatened or alleged breach, default, termination or repudiation by any party to the Debt Financing Commitment or the Debt Financing Documents or of any provisions of the Debt Financing Commitment or the Debt Financing Documents (including any proposal by any Lender or any other party to the Debt Financing Commitment or the Debt Financing Documents to withdraw, terminate or make any material change in the terms of (including the amount of Debt Financing contemplated) by the Debt Financing Commitment or (BB) any material dispute or disagreement between or among any parties to the Debt Financing Commitment or the Debt Financing Documents with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing, and (IV) any good faith belief by Parent that it is likely that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Debt Financing Commitment or the Debt Financing Documents.  Without limiting the foregoing, as soon as reasonably practicable, but in any event within 2 business days of the date the Representative delivers to Parent a written request therefor, Parent shall provide to the Representative and its representatives any and all information reasonably requested by the Representative relating to any circumstances referred to in clause (I), (II), (III) or (IV) of the immediately preceding sentence.

(b)        In the event that all or any portion of the Debt Financing becomes unavailable on the terms and conditions (including “market flex” provisions) contemplated in the Debt Financing Commitment, Parent shall use its reasonable best efforts to (i) promptly obtain the Debt Financing or such portion of the Debt Financing from alternative sources in an amount sufficient, when added to any portion of the Debt Financing that is available and cash on hand and other readily available liquidity, to pay in cash all amounts required to be paid by Parent in cash in connection with the Merger (“Alternative Debt Financing”) and (ii) obtain a new financing commitment letter (the “Alternative Debt Commitment Letter”) and a new definitive agreement with respect thereto that provides for financing (A) on terms not less favorable in any material respect to Parent (taking into account the “market flex” provisions of the existing Debt Financing Commitment), (B) containing conditions and other terms that would reasonably be expected to affect the availability thereof that (1) are not more onerous, taken as a whole, than those conditions and terms contained in the Debt Financing Commitment as of the date hereof and (2) would not reasonably be expected to delay the Closing and (C) in an amount that is sufficient, when added to any portion of the Debt Financing that is available and cash on hand and other readily available liquidity, to pay in cash all amounts required to be paid by Parent in cash in connection with the Merger.  In such event, the term “Debt Financing” as used in this Agreement shall be deemed to include any Alternative Debt Financing, and the term “Debt Financing Commitment” as used in this Agreement shall be deemed to include any Alternative Debt Commitment Letter.  Parent shall promptly deliver to the Representative true, correct and complete copies of any such Alternative Debt Commitment Letter (subject, in the case of any fee letter or engagement letter, to redactions permitted by Section 5.04). For the avoidance of doubt, the parties hereto agree that the Company shall cooperate with Parent to obtain any Alternative Debt Financing in the manner and to the extent set forth in Section 6.17(c).

(c)        Prior to the Closing, the Company shall use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause any attorney, accountant or other advisor, agent or representative retained by the Company to provide, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent that is customary in connection with Parent’s efforts to obtain the Debt Financing on terms contemplated by the Debt Financing Commitment, including using reasonable best efforts to:  (i) prior to the end of the Marketing Period, participate in a reasonable number of meetings (including with prospective Lenders), drafting sessions, due diligence sessions and rating agency presentations in each case upon reasonable notice and at mutually agreeable dates and times in connection with the Debt Financing; (ii) furnish Parent and Lenders with (A) the historical financial statements of the Company required by paragraph 5 of the Debt Financing Commitment (as in effect on the date hereof) (such information referred to in this clause (A), the “Required Financial Information”) and (B) such other financial information regarding the Company as is customarily provided in connection with any financing comparable to the Debt Financing (provided that in connection with the foregoing clause (B), the Company shall only be obligated to deliver such financial information to the extent it may be reasonably obtained from the books and records of the Company and its subsidiaries without undue effort or expense); (iii) prior to the end of the Marketing Period, reasonably assist Parent and the Lenders in the preparation of (A) a customary bank information memorandum (as well as a public-side version thereof) for the Debt Financing and(B) materials for rating agency presentations; (iv) provide the Lenders, at least five (5) Business Days prior to the Closing Date, with all documentation and other information required by regulatory authorities and as reasonably requested in writing by Parent at least ten (10) Business Days prior to the Closing Date with respect to the Company in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56 (signed into law October 26, 2001) and (v) consent to the reasonable use of the Company’s trademarks, service marks or logos in connection with the Debt Financing prior to the Closing Date; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the subsidiaries or the reputation or goodwill of the Company or any of the subsidiaries.  Parent acknowledges and agrees that none of the Company or any of their respective affiliates or any of their respective managers, directors, officers, employees, representatives and advisors (including legal, financial and accounting advisors) shall incur any liability to any person under or in connection with the Debt Financing.  Except in the case of Losses arising or resulting from fraud as determined by a final, non-appealable judgment by a court of competent jurisdiction, Parent shall indemnify and hold harmless the Company and their respective affiliates and managers, directors, officers, employees, representatives and advisors (including legal, financial and accounting advisors) from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Debt Financing or any Alternative Debt Financing and any information utilized in connection therewith (other than information provided by or on behalf of the Company expressly for use in connection therewith).  Parent shall, upon the request of the Company, promptly reimburse the Company for all documented out-of-pocket costs or expenses reasonably incurred by the Company in connection with cooperation provided for in this Section 6.17(c).  Notwithstanding the foregoing, (1) such requested cooperation shall not (x) unreasonably interfere with the business or operations of the Company or its subsidiaries, (y) cause significant competitive harm to the Company or its subsidiaries if the transactions contemplated by this Agreement are not consummated or (z) result in the material contravention of, or that could reasonably be expected to result in a material violation or breach of, or a default under, any laws or under any material contract to which the Company or any of its subsidiaries is a party in effect, (2) nothing in this Section 6.17(c) shall require cooperation to the extent that it would (x) cause any condition to the Closing set forth in Article VII to not be satisfied or (y) cause any breach of this Agreement, (3) none of the Company or any of its subsidiaries shall be required to (t) pay any commitment or other similar fee, (u) incur or assume any liability in connection with the financings contemplated by the Debt Financing Commitment or the Debt Financing Documents prior to the Closing, (v) deliver or obtain auditor comfort letters or opinions of internal or external counsel, (w) provide access to or disclose information where the Company determines that such access or disclosure could jeopardize the attorney-client privilege or contravene any law or contract, (x) deliver any audited financial statements to the extent not already available to the Company, (y) require the Company to prepare separate consolidating financial statements for the Company or any subsidiary of the Company or (z) waive or amend any terms of this Agreement or any other contract to which the Company or its subsidiaries is party, (4) none of the directors of the Company, acting in such capacity, shall be required to execute, deliver or enter into or perform any agreement, document or instrument with respect to the Debt Financing or adopt any resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained and (5) none of the Company, its subsidiaries or their respective directors, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive agreements with respect to the Debt Financing, that is not contingent upon the Closing or that would be effective prior to the Closing Date and the directors and managers of the Company’s subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, in each case which are effective prior to the Closing Date.  Notwithstanding anything in this Agreement to the contrary, without limiting the Company’s cooperation obligations under this Section 6.17(c), with respect to Alternative Debt Financing, if (I) the cooperation required to be provided pursuant to this Section 6.17(c) in connection with such Alternative Debt Financing is more onerous to the Company than what is required to be provided pursuant to this Section 6.17(c) with respect to the Debt Financing Commitment in effect on the date hereof and without giving effect to any Alternative Debt Financing contemplated hereunder (to the extent more onerous, the “Incremental Debt Financing Cooperation”) and (II) the Company fails to provide any portion of such Incremental Debt Financing Cooperation, then such failure to provide such Incremental Debt Financing Cooperation shall not be deemed to be a breach of this Section 6.17(c) for purposes of Article VII of this Agreement (this sentence, the “Incremental Debt Financing Provision”).  Notwithstanding anything to the contrary, the Company shall be deemed to have complied with this Section 6.17(c) for all purposes of this Agreement (including Article VII and Article VIII) unless the Debt Financing has not been obtained primarily as a result of the Company’s willful breach of its obligations under this Section 6.17(c).  For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 6.17(c) represent the sole obligation of the Company, its subsidiaries and affiliates and their respective directors, officers or employees with respect to cooperation in connection with the arrangement of the Debt Financing and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.

ARTICLE VII

Conditions

SECTION 7.01.  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction (or, if permitted by applicable Law, written waiver) at or prior to the Closing of the following conditions:

(a)            Any waiting period (and any extension of such waiting period) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(b)            No Law or preliminary, temporary or permanent Judgment enacted, entered, promulgated, enforced or issued by any Governmental Entity (collectively, “Legal Restraints”) shall be in effect that prevents, makes illegal or prohibits the consummation of the Merger.

(c)            The Unitholder Approval shall have been obtained.

SECTION 7.02.  Conditions to Obligation of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction (or written waiver by Parent and Merger Sub) as of the Closing of the following conditions:

(a)            (A) The Company Fundamental Representations shall be true and correct (without regard to any “materiality”, or “Company Material Adverse Effect” or similar materiality qualifiers) in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date and (B) each other representation and warranty of the Company set forth in Article IV hereof shall be true and correct (without regard to any “materiality”, or “Company Material Adverse Effect” or similar materiality qualifiers) in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except (x) in the case of clauses (A) and (B), to the extent that such representations and warranties expressly relate to an earlier date, in which case the same shall be true and correct as of such earlier date and (y) in the case of clause (B) only, where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)            The Company shall have performed or complied with in all material respects all covenants and agreements required by this Agreement to be performed or complied with by the Company at or prior to the Closing.

(c)            The Company shall have delivered to Parent a certificate, dated as of the Closing Date, stating that the conditions specified in Sections 7.02(a), 7.02(b) and 7.02(f) have been satisfied.

(d)            No Proceeding by or before a Governmental Entity shall be pending that seeks to prevent or prohibit the consummation of any of the transactions contemplated hereby or to impose any conditions on the consummation of the transactions contemplated hereby.

(e)            The Exchange shall have been consummated.

(f)            Since the date of this Agreement, there has not been any Company Material Adverse Effect.

SECTION 7.03.  Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction (or, if permitted by applicable Law, written waiver by the Company) as of the Closing of the following conditions:

(a)            (i) the Parent Fundamental Representations shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date and (ii) each other representation and warranty of Parent and Merger Sub set forth in Article V hereof shall be true and correct (without regard to any “materiality” or “Parent Material Adverse Effect” or similar materiality qualifiers) in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except (x) in the case of clauses (i) and (ii) to the extent that such representations and warranties expressly relate to an earlier date, in which case the same shall be true and correct as of such earlier date and (y) in the case of clause (ii) only where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)            Parent and Merger Sub shall have performed or complied with in all material respects all covenants and agreements required by this Agreement to be performed or complied with by Parent or Merger Sub, as applicable, at or prior to the Closing.

(c)            Parent and Merger Sub shall have delivered to the Company a certificate, dated as of the Closing Date, stating that the conditions specified in Sections 7.03(a) and 7.03(b) have been satisfied.

SECTION 7.04.  Frustration of Closing Conditions.  None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such party to act in good faith or to use reasonable best efforts to cause the Closing to occur, as required by Section 6.03.

ARTICLE VIII

Termination; Effect of Termination

SECTION 8.01.  Termination.  (a)  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Closing:

(i)                  by mutual written consent of the Company and Parent;

(ii)              by the Company, if there shall have been a breach or inaccuracy of any  representations or warranties on the part of Parent or Merger Sub or failure to perform or comply with any covenants or agreements on the part of Parent or Merger Sub, in each case contained in this Agreement, which breach or failure (A) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b), and (B) has not been or is incapable of being cured by Parent or Merger Sub within 30 days after its receipt of written notice thereof from the Company;

(iii)             by Parent, if there shall have been a breach or inaccuracy of any  representations or warranties on the part of the Company or failure to perform or comply with any covenants or agreements on the part of the Company, in each case contained in this Agreement, which breach or failure (1) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (2) has not been or is incapable of being cured by the Company within 30 days after the Company’s receipt of written notice thereof from Parent; and

(iv)               by the Company, on the one hand, or Parent, on the other hand, (A) if any Legal Restraint having the effect set forth in Section 7.01(b) shall be in effect and shall have become final and nonappealable or (B) on or after December 31, 2017 (the “Outside Date”) if the Merger shall not have been consummated for any reason; provided, further, however, that the right to terminate this Agreement under this Section 8.01(a)(iv)(B) shall not be available to the Company or Parent, as applicable, if the failure of the condition set forth in Section 7.01(a) to have been satisfied or the failure of the Merger to have been consummated, as applicable, was caused by the failure of, in the case of the Company, the Company, or, in the case of Parent, Parent or Merger Sub, to comply with its obligations under Section 6.03.

(b)        In the event of termination by the Company or Parent pursuant to this Section 8.01, written notice thereof shall forthwith be given to the other and the transactions contemplated hereby shall be abandoned, without further action by any party.

SECTION 8.02.  Termination; Effect of Termination.  If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 8.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of Sections 4.18, 5.03, 6.06, 6.07 and this 8.02 and Article IX.  Notwithstanding the immediately preceding sentence, nothing in this Article VIII shall impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or (a) release any party from any Liability for any fraud or willful breach by or on behalf of such party, or (b) release the Lenders from any liability to Parent under the Debt Financing Commitment.

ARTICLE IX

Miscellaneous

SECTION 9.01.                                        Assignment.  Neither this Agreement nor any of the rights or obligations of the parties hereunder may be assigned by any of the parties (including by operation of Law or otherwise) without the prior written consent of the other parties, except that Parent may, without the prior written consent of the Company or the Representative, assign any of its rights hereunder (a) to any of its subsidiaries, (b) to any person that, directly or indirectly, acquires Parent or all or substantially all of its assets or (c) pursuant to a collateral assignment of all of its rights hereunder to any of its financing sources, but, in each case, no such assignment shall relieve Parent of any of its obligations hereunder to the extent that any such assignee does not perform.  Subject to the immediately preceding sentence, this Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the parties and their respective successors and permitted assigns.  Any attempted assignment in violation of this Section 9.01 shall be void.

SECTION 9.02.  No Third-Party Beneficiaries.  Except as provided in Indemnification Agreement, this Agreement is for the sole benefit of the parties and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties and such successors and permitted assigns, any legal or equitable rights, remedies, obligations or benefits hereunder. Notwithstanding the foregoing, the Lenders and the Lender Related Parties are express third party beneficiaries of this Section 9.02 and Sections 8.02, 9.06, 9.08, 9.09(b), 9.11, 9.13 and 9.14 (in each case, together with any related definitions and other provisions of this Agreement to the extent a modification or termination would serve to modify the substance or provisions or such sections) and shall be entitled to enforce such provisions directly.

SECTION 9.03.  Notices.  All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) three business days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent by facsimile, email or other electronic transmission; provided that the facsimile transmission is promptly confirmed (electronically or otherwise), (c) when delivered, if delivered personally to the intended recipient, and (d) one business day following sending by overnight delivery via a national courier service and, in each case, addressed to a party at the following address for such party:

if to Parent or to the Surviving Company,

Cincinnati Bell Inc. 221 East Fourth Street Cincinnati, OH 45202 Attention: Christopher J. Wilson, Vice President and General Counsel Facsimile: (513) 721-7358

with a copy to:

Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475 Attention: Robert I. Townsend, III, Esq. O. Keith Hallam, III, Esq. Facsimile: (212) 474-3700

if to the Company or the Representative,

c/o Marlin Equity Partners 338 Pier Avenue Hermosa Beach, CA 90254 Attention: Steve Johnson Facsimile: (310) 364-0110

with a copy to:

Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Attention: Rick A. Presutti, Esq. Facsimile: (212) 593-5955

or to such other address(es) as shall be furnished in writing by any such party to the other parties in accordance with the provisions of this Section 9.03.

SECTION 9.04.  Headings; Certain Definitions; Interpretation.  (a)  The descriptive headings of the several Articles and Sections of this Agreement, the Exhibits and Table of Contents to this Agreement and the Company Disclosure Letter are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.  All references herein to “Articles”, “Sections” or “Exhibits” shall be deemed to be references to Articles or Sections hereof or Exhibits hereto unless otherwise indicated.

(b)        For all purposes hereof:

“Adjustment Escrow Funds” means, at any time, the portion of the Adjustment Escrow Amount then remaining in the Adjustment Escrow Account, together with any interest accrued on the Adjustment Escrow Amount at that time.

“affiliate” means, with respect to any person, any other person controlling, controlled by or under common control with such first person. For the avoidance of doubt, Unitholders and any other holders of other equity, membership or limited liability company interests in the Company shall be deemed to be affiliates of the Company.

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, and any other federal, state, local, domestic, foreign or supranational Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or that provide for review of foreign investment.

“Articles of Amalgamation” means the Articles of Amalgamation of OnX Enterprise Solutions Ltd., dated as of December 1, 2013.

“Articles of Association” means the Articles of Association of OnX International S.àr.l., as amended from time to time.

“Bankruptcy Exceptions” means applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application affecting the enforcement of creditors’ rights generally and general principles of equity.

“Base Purchase Price” means $201,000,000.

“business day” means a day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York City, Ontario, Canada or the Grand Duchy of Luxembourg.

“Capital Transaction” has the meaning set forth in the Company LLC Agreement.

“Capital Transaction Proceeds” has the meaning set forth in the Company LLC Agreement.

“Cash” means, with respect to any person, the amount (expressed in United States dollars) of cash and cash equivalents held by such person. For avoidance of doubt, Cash (a) shall be increased by all checks and drafts deposited for the account of such person as of any given time to the extent such checks and/or drafts have not been credited by the bank account of such person; and (b) shall be decreased by all checks and drafts issued by such person as of any given time to the extent such checks and drafts have not cleared as of any given time.

“Class A Merger Consideration” means, with respect to each Class A Unit issued and outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, Class A Units issued in the Exchange), an amount in cash, without interest, equal to the amount that a Class A Unit would be entitled to receive pursuant to the Company LLC Agreement in respect of a Capital Transaction where the Capital Transaction Proceeds are equal to the Final Purchase Price.

“Class A Units” has the meaning assigned to such term in the Company LLC Agreement.

“Class B Merger Consideration” means, with respect to each Class B Unit issued and outstanding immediately prior to the Effective Time, an amount in cash, without interest, equal to the amount that such Class B Unit (including any class or series thereof) would be entitled to receive pursuant to the Company LLC Agreement in respect of a Capital Transaction where the Capital Transaction Proceeds are equal to the Final Purchase Price.

“Class B Units” has the meaning assigned to such term in the Company LLC Agreement.

“Company Fundamental Representations” means the representations and warranties set forth in Sections 4.01, 4.02, 4.03, 4.18 and 4.21.

“Company LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, dated as of April 26, 2012.

“Company Material Adverse Effect” means any state of facts, change, effect, condition, development, event or occurrence that (i) is material and adverse to the financial condition, business, results of operations, assets, liabilities or operations of the Company and its subsidiaries, taken as a whole, excluding any such state of facts, change, effect, condition, development, event or occurrence to the extent arising out of or in connection with (A) general economic, social, financial, regulatory or political conditions in the United States or elsewhere in the world, (B) any outbreak or escalation of hostilities or war, natural disasters or war or any act of terrorism in the United States or elsewhere in the world, (C) any financial, banking, credit or securities markets in the United States or elsewhere in the world (including any disruption of such markets, any decline in the price of any security or any market index), (D) any change in applicable Law or GAAP or the interpretation thereof, (E) any change that is generally applicable to the industries or markets in which the Company and its subsidiaries operate, (F) the announcement of this Agreement or the transactions contemplated hereby or the announcement of Parent’s proposed ownership of the Company and its subsidiaries, (G) the identity of Parent (except, with respect to clauses (A) through (E), if the Company and its subsidiaries (taken as a whole) are disproportionately affected as compared to other persons operating in the industries or markets in which the Company and its subsidiaries operate) or (G) any failure, in and of itself, to meet budgets, plans, projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect (except to the extent such underlying facts or occurrences are excluded from being taken into account by clauses (A) through (D) of this definition), (ii) impairs in any material respect the ability of the Company or any Unitholder to perform their obligations under this Agreement or the Indemnification Agreement, as applicable, or (iii) prevents or materially impedes, interferes with, hinders or delays the consummation of any of the transactions contemplated by this Agreement or the Indemnification Agreement.

“Confidentiality Agreement” means the letter agreement, dated January 1, 2017, by and between Parent, OnX Enterprise Solutions Ltd. and Marlin Management Company, LLC, as amended from time to time.

“Consent” means any consent, approval, waiver, license, permit, franchise, authorization or order.

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, sublease, license, legally binding commitment or other contract or agreement, in each case (i) that is still in effect and (ii) including all amendments thereto.

“control” (including the terms “controlled by” and “under common control with” and other correlative terms thereof) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Credit Facility” means the Amended and Restated Credit Agreement, by and among OnX Acquisition LLC, the Company, OnX USA LLC, OnX Enterprise Solutions, Ltd., the lenders signatory thereto, Wells Fargo Bank, National Association, Wells Fargo Capital Finance Corporation Canada and Castle Pines Capital LLC, dated as of September 3, 2013, as amended and certain related documents entered into in connection therewith.

“Escrow Agent Fee” shall mean the fee payable to the Escrow Agent on the Closing Date pursuant to the Escrow Agreement.

“Estimated Class A Merger Consideration” means, with respect to each Class A Unit issued and outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, Class A Units issued in the Exchange), an amount in cash, without interest, equal to the amount that a Class A Unit would be entitled to receive pursuant to the Company LLC Agreement in respect of a Capital Transaction where the Capital Transaction Proceeds are equal to the Estimated Purchase Price.

“Estimated Class B Merger Consideration” means, with respect to each Class B Unit issued and outstanding immediately prior to the Effective Time, an amount in cash, without interest, equal to the amount that such Class B Unit (including any class or series thereof) would be entitled to receive pursuant to the Company LLC Agreement in respect of a Capital Transaction where the Capital Transaction Proceeds are equal to the Estimated Purchase Price.

“Estimated Purchase Price” means an amount equal to (A) the Base Purchase Price plus (B) Estimated Closing Cash minus (C) Closing Debt plus (D) Estimated Closing Working Capital minus Target Working Capital (which difference may be positive or negative) minus (E) the Estimated Unpaid Severance Amount minus (F) Unpaid Expenses minus (G) 50% of the Escrow Agent Fee.

“Example Calculation” means the example calculation, for illustrative purposes only, of Closing Working Capital, Closing Debt and Closing Cash set forth in Section 9.04 of the Company Disclosure Letter.

“Exchange” means the exercise by OnX Parent of its Redemption Call Right and the redemption of all Exchangeable Shares for the Redemption Consideration (capitalized terms used in this definition but not defined in this Agreement have the meaning assigned to such terms in the Articles of Amalgamation).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Purchase Price” means the Estimated Purchase Price as adjusted pursuant to Section 2.02.

“Funded Debt” means, with respect to any person, clause (i) of the definition of Indebtedness.

“GAAP” means generally accepted accounting principles of the United States.

“Government Contract” means a Contract with any Governmental Entity (including any Contract that the Company’s (or any of its subsidiaries’) distributor has with a Governmental Entity and is related to products or services of the Company or any of its subsidiaries).

“Guarantee” means, with respect to any person, any obligation, contingent or otherwise, of such person guaranteeing any Indebtedness of any other person in any manner, whether directly or indirectly.

“Holding Companies” means OnX Holdings S.ar.l, OnX Holdings 2 S.ar.l and OnX Managed Services S.ar.l.

“Indebtedness” means, with respect to any person and other than with respect to taxes, (i) all obligations of such person for borrowed money (other than trade payables (other than Extended Trade Payables) and accrued current liabilities incurred in the ordinary course of business), (ii) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such person under conditional sale or other title retention agreements relating to property or assets purchased by such person, (iv) all obligations of such person issued or assumed as the deferred purchase price of property or services (other than trade payables (other than Extended Trade Payables) and accrued current liabilities incurred in the ordinary course of business), (v) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the obligations secured thereby have been assumed, (vi) all Guarantees by such person, (vii) all capital lease obligations of such person that are not associated with a customer Contract, (viii) all obligations of such person in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements, (ix) all obligations of such person as an account party in respect of letters of credit to the extent drawn and (x) the incremental portion of any interest due solely with respect to any trade payables or trade credits pursuant to the Arrow Contract that are past due; (the “Extended Trade Payables”); provided, however, that notwithstanding anything to the contrary, any amounts shall not be included as Indebtedness to the extent they are (i) included in the calculation of Unpaid Expenses or Closing Working Capital as finally determined pursuant to Section 3.02; (ii) contemplated by (A) that certain Supplier Agreement (as amended), made on May 20, 2015, between OnX USA LLC and Citibank, N.A. and/or its branches, subsidiaries and affiliates, relating to Verizon Sourcing LLC (B) that certain Supplier Agreement (as amended), made on May 20, 2015, between OnX USA LLC and Citibank, N.A. and/or its branches, subsidiaries and affiliates, relating to AT&T Services, Inc.; or (C) that certain North American Reseller Incentive Agreement (as amended), entered into effective February 1, 2012, by and between OnX Enterprise Solutions, Ltd. and Arrow Enterprise Computer Solutions, Inc. (the “Arrow Contract”); or (iii) deferred vendor rebates.

“Insolvent” means, with respect to any person, (i) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total Indebtedness, (ii) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, including such rights in and to: (i) any patent (including all reissues, divisionals, continuations, continuations-in-part, reexaminations, supplemental examinations, inter partes reviews, post-grant oppositions, substitutions and extensions thereof), patent application, patent disclosure or other patent right; (ii) any trademark, service mark, trade name, business name, brand name, slogan, logo, trade dress or other indicia of origin, including any registration or any application for registration therefor, together with all goodwill associated therewith; (iii) any copyright, work of authorship (whether or not copyrightable), design or database rights (including in all website content and software), including any registration or any application for registration therefor; (iv) trade secrets (as defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law) and/or nonpublic know-how, including, for example, inventions, discoveries, improvements, concepts, ideas, methods, processes, designs, schematics, drawings, technical data, specifications, research and development information, technology, databases, data collections, business plans and other technical information, and other rights in know-how and confidential or proprietary information (collectively, “Trade Secrets”) and (v) URLs and domain names (including any top level domain names and global top level domain names) and registrations and applications for registration therefor, and social media identifiers, handles and tags.

“Inventory” means raw materials, packaging supplies and finished goods.

“Knowledge of Parent” means the actual knowledge of the individuals listed on Section 9.04(b) of the Company Disclosure Letter after having made reasonable inquiry of direct reports, but without further investigation by such persons.

“Knowledge of the Company” means the actual knowledge of the individuals listed on Section 9.04(b) of the Company Disclosure Letter after having made reasonable inquiry of direct reports, but without further investigation by such persons.

“Law” means any statute, law, ordinance, legally-binding rule, regulation or any legally binding administrative or judicial decisions, interpretations, or policies issued by any Governmental Entity in connection with any of the foregoing.

“Lender Related Parties” means the persons, including the Lenders, that have committed to provide or arrange (or in the future commit to provide or arrange) any Debt Financing or Alternative Debt Financing in connection with the transactions contemplated hereby, including the parties named in any joinder agreements, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, their affiliates, and their respective former, current and future directors, officers, managers, members, stockholders, partners, employees, agents, advisors, representatives, successors and permitted assigns of any of the foregoing.

“Lien” means any pledge, claim, lien, charge, mortgage, hypothec, deed of trust, security interest, option, lease, right of first refusal or offer, or other encumbrance of any kind or nature whatsoever.

“Losses” of any person shall mean any and all out-of-pocket assessments, losses, damages, Liabilities, taxes, costs and expenses asserted against, imposed upon or incurred by such person, including interest, penalties, attorneys’ fees and expenses, third-party expert and consultant fees and expenses, fines, Judgments, awards and financial responsibility for investigation, removal and cleanup costs, natural resource damages, and government oversight costs, in each case on a pre-tax basis; provided, that Losses shall be determined by excluding the consequences of any action (including, for the avoidance of doubt, any tax election) taken by the Parent (or any affiliate of the Parent), the Company or any subsidiary of the Company after the Closing.

“Marketing Period” means the first period of 15 consecutive business days after the date hereof throughout which (i) Parent shall have the Required Financial Information and (ii) the conditions set forth in Sections 7.01 and 7.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing); provided, however, that (A) such 15 consecutive business day period shall commence no earlier than September 5, 2017, (B) the Marketing Period shall end on any earlier date on which the Debt Financing is consummated and (C) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such 15 consecutive business day period, (1) KPMG LLP shall have withdrawn its audit opinion with respect to any year end audited financial statements set forth in the Required Financial Information, or (2) any of the financial statements included in the Required Financial Information shall have been restated or the board of managers (or other applicable governing body) of the Company shall have determined that a restatement of any such financial statements included in the Required Financial Information is required, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such restatement has been completed or the board of managers (or other applicable governing body) of the Company has determined that no restatement shall be required; provided, further that it is understood and agreed that once the Marketing Period has commenced, the delivery of any subsequent financial statements shall not cause the Marketing Period to restart.

“Merger Consideration” means, with respect to each class of Units, the Class A Merger Consideration and the Class B Merger Consideration, as applicable.

“Notice of Merger” shall mean that notice delivered to the Unitholders in accordance with the Company LLC Agreement.

“Open Source Code” means any software code, or data library that is licensed as freeware, shareware, open source software or similar licensing models and that (i) require the licensing or distribution of source code to licensees, at no additional charge, (ii) prohibit or limit the receipt of consideration in connection with sublicensing or distributing any software, or (iii) requires (or could or does condition the use or distribution of such software on) the granting of a license under the patent rights of the Company or any of its subsidiaries. For the avoidance of doubt, Open Source Code includes, without limitation, software licensed or distributed under any of the following licenses or distribution models terms: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the BSD License; and (v) the Apache License.

“Organizational Documents” means any charter, certificate or deed of incorporation, certificate of formation, articles of association, bylaws, operating agreement or similar formation or governing documents, including, for the avoidance of doubt, in the case of the Company, the Articles of Association.

“Parent Fundamental Representation” means the representations and warranties set forth in Sections 5.01, 5.02, 5.03 and 5.04.

“Parent Material Adverse Effect” means any state of facts, change, effect, condition, development, event or occurrence that (i) impairs in any material respect the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or the Indemnification Agreement, as applicable, or (ii) prevents or materially impedes, interferes with, hinders or delays the consummation of any of the transactions contemplated by this Agreement or the Indemnification Agreement.

“Permitted Encumbrances” means (a) mechanics’, materialmen’s, carriers’, repairers’ and other similar Liens arising or incurred in the ordinary course of business consistent with past practice for amounts that are not yet due or are being contested in good faith by appropriate Proceedings, (b) Liens for taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate Proceedings, (c) encumbrances, restrictions, easements, covenants, conditions, rights of way and similar matters of record affecting title to real property that, individually or in the aggregate, do not materially impair the ability of the Company or any of its subsidiaries to use or operate the real property to which they relate in substantially the same manner as currently conducted, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property, and (e) Liens that have been placed by any owner, developer, landlord or other third party on any Leased Property and subordination or similar agreements relating thereto.

“person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Post-Closing Tax Period” means any taxable period that begins after the Closing Date or the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date or the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Tax Returns” means any tax returns of the Company and each of its subsidiaries for any period ending on or before the Closing Date, excluding tax returns that are OnX Holdings LLC Income Tax Returns.

“Pro Rata Adjustment Escrow Share” means, with respect to each person who was a Unitholder immediately prior to the Effective Time, an amount equal to (a) such Unitholder’s Proportionate Adjustment Escrow Amount divided by (b) the Adjustment Escrow Amount.

“Pro Rata Indemnification Escrow Share” means, with respect to each Unitholder, an amount equal to (a) such Unitholder’s Proportionate Indemnification Escrow Amount divided by (b) the Indemnification Escrow Amount.

“Pro Rata Reserve Share” means, with respect to each Unitholder, an amount equal to (a) such Unitholder’s Proportionate Representative Reserve Amount divided by (b) the Representative Reserve Amount.

“Proceeding” means any action, suit, charge, hearing, proceeding, claim or counterclaim or legal, administrative, arbitration or other alternative dispute resolution proceeding or investigation.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“subsidiary” means, with respect to any person, any other person, an amount of the voting securities or other voting ownership or voting partnership interests of which sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned, directly or indirectly, by such first person or by another subsidiary of such first person.

“Target Working Capital” means $(29,148,000) (negative twenty nine million one hundred forty eight thousand).

“Top Customers” is defined in Section 4.16.

“Total Outstanding Class A Units” means the total number of Class A Units issued and outstanding immediately prior to the Effective Time (calculated after giving effect to the Exchange).

“Total Outstanding Class B Units” means the total number of Class B Units issued and outstanding immediately prior to the Effective Time.

“Total Outstanding Units” means the sum of (a) the Total Class A Units and (b) the Total Class B Units.

“Trade Secrets” has the meaning assigned to such term in the definition of “Intellectual Property”.

“Units” has the meaning assigned to such term in the Company LLC Agreement.

“Voting Units” has the meaning assigned to such term in the Company LLC Agreement.

(c)        For all purposes hereof, the terms “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “will” shall be construed to have the same meaning as the word “shall”.  The word “or” is not exclusive.  The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to July 9, 2017.  Whenever the words “made available to Parent” or similar words are used in this Agreement with respect to any documents or other information, such words shall mean that such documents or information were available to Parent prior to 10:00 a.m. New York local time on July 9, 2017 in the electronic dataroom maintained on behalf of the Company (as evidenced by a DVD or CD-ROMs imprinted with all such documents or information and delivered by the Company to Parent promptly following the date hereof) or sent via e-mail to Parent or its representatives prior to such date.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as the feminine and neuter genders of such terms.  Any applicable Law defined or referred to herein means such applicable Law as from time to time amended, modified or supplemented.  Any reference to any statute herein shall also be deemed to refer to all rules and regulations promulgated thereunder.  References to a person are also to its successors and permitted assigns.

SECTION 9.05.  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered, in person or by facsimile, or by electronic image scan, receipt acknowledged, to the other parties.

SECTION 9.06.  Integrated Contract.  This Agreement, including the Company Disclosure Letter and the Exhibits and Schedules hereto, any written amendments to the foregoing satisfying the requirements of Section 9.13 hereof and the Confidentiality Agreement, the Indemnification Agreement, the Holder Agreements and the Escrow Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any previous agreements and understandings between the parties with respect to such matters.  All Exhibits and Schedules attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any term used in the Company Disclosure Letter or any Exhibit or Schedule hereto but not otherwise defined therein shall be defined as set forth in this Agreement.

SECTION 9.07.  Severability.  The invalidity, illegality or unenforceability of any portion of this Agreement shall not affect the validity, force or effect of the remaining portions of this Agreement.  If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by Law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any Proceeding brought to enforce such restriction.

SECTION 9.08.  Governing Law.  This Agreement and disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall be governed and construed in accordance with the Laws of the State of Delaware, without reference to its conflicts of law principles; provided that notwithstanding the foregoing, all matters relating to the Debt Financing shall be exclusively governed and construed in accordance with the Laws of the State of New York without giving effect to any choice or conflict of law provision or rule whether of the State of New York or any other jurisdiction that would cause the application of Law of any jurisdiction other than the State of New York and each of the parties hereto agrees that the waiver of jury trial set forth in Section 9.11 shall be applicable to any such matter.

SECTION 9.09.  Jurisdiction.  (a) Each party irrevocably agrees that any Proceeding against it arising out of or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall be brought exclusively in a federal court sitting in the State of Delaware located in New Castle County, or, if such court does not have subject matter jurisdiction, in the Court of Chancery of the State of Delaware located in New Castle County, and irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam with respect to any such Proceeding.  Each of Parent, Merger Sub and the Company irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) in (i) the Court of Chancery of the State of Delaware located in New Castle County or (ii) any federal court sitting in the State of Delaware located in New Castle County and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum.  This Section 9.09 shall not apply to any dispute under Section 3.02 that is required to be decided by the Independent Expert.

(b)        Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it will not bring, or permit any of its affiliates to bring, any suit, action or other proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Lender or any Lender Related Party arising out of or relating to (x) the Debt Financing or (y) this Agreement or any of the transactions contemplated by this Agreement in any forum other than a court of competent jurisdiction located within Borough of Manhattan in the City of New York, New York, whether a state or federal court, and each of the parties hereto agrees that the waiver of jury trial set forth in Section 9.11 shall be applicable to any such suit, action or other proceeding.

SECTION 9.10.  Service of Process.  Each party agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth in Section 9.03 shall be effective service of process for any Proceeding in Delaware with respect to any matters for which it has submitted to jurisdiction pursuant to Section 9.09.

SECTION 9.11.  Waiver of Jury Trial.  Each party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Proceeding arising out of or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise).  Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of any Proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.11.

SECTION 9.12.  Enforcement.  The parties agree that irreparable damage would occur, for which monetary damages (even if available) would not be an adequate remedy, and that the parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions or specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the provisions of this Agreement, this being in addition to any other remedy to which the parties are entitled at Law or in equity. Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.  Each party hereby waives any requirements for the securing or posting of any bond with such equitable remedy.

SECTION 9.13.  Amendments.  This Agreement may be amended, modified, superseded or canceled only by an instrument in writing signed by the Company, Parent and Merger Sub and any of the provisions hereof may be waived only by an instrument in writing signed by or on behalf of the party waiving compliance; provided that following the Unitholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the Unitholders without such approval; provided, further that Sections 8.02, 9.02, 9.06, 9.08, 9.09(b), 9.11, this 9.13 and 9.14 (in each case, together with any related definitions and other provisions of this Agreement to the extent a modification or termination would serve to modify the substance or provisions or such sections) may not be amended, modified, superseded, canceled or waived in a manner that is adverse to the Lenders or the Lender Related Parties without the prior written consent of the Lenders.

SECTION 9.14.  No Recourse to Lenders.  Notwithstanding anything in this Agreement to the contrary, the Company (i) agrees on its behalf and on behalf of its affiliates that none of the Lenders nor the Lender Related Parties shall have any liability or obligation to the Unitholders, the Company and their respective affiliates relating to this Agreement or any of the transactions contemplated by this Agreement (including the Debt Financing), (ii) waives any rights or claims against any Lender or any Lender Related Party in connection with this Agreement (including any of the transactions contemplated hereby) and the Debt Financing, whether at law or equity, in contract, in tort or otherwise and (iii) agrees not to, and shall not, (A) seek to enforce this Agreement against, make any claims for breach of this Agreement, or seek to recover monetary damages (including, for the avoidance of doubt, any special, consequential, punitive, indirect, speculative or exemplary damages or damages of a tortious nature) from, any Lender or any Lender Related Party or (B) seek to enforce the commitment in respect of any Debt Financing against, make any claims for breach of commitments in respect of any Debt Financing against, or seek to recover monetary damages (including, for the avoidance of doubt, any special, consequential, punitive, indirect, speculative or exemplary damages or damages of a tortious nature) from, or otherwise sue, any Lender or any Lender Related Party for any reason in connection with commitments in respect of any Debt Financing or the obligations of the Lenders and the Lender Related Parties thereunder, this Agreement, or any of the transactions contemplated by this Agreement or Debt Financing. Notwithstanding the foregoing, nothing in this Section 9.14 shall in any way limit or modify any Lender’s obligations to Parent under the Debt Financing Commitment or any obligation of any Lender to the Company and its subsidiaries following the Closing Date.

SECTION 9.15.  Further Assurances.  Each of the Company, Parent and Merger Sub agrees to execute and deliver, upon the written request of any other party, any and all such further instruments and documents  as are reasonably appropriate for the purpose of obtaining the full benefits of this Agreement.

SECTION 9.16.  Acknowledgement.  Each party acknowledges and agrees that (i) none of the other parties hereto, any of such other parties’ subsidiaries or any of their respective officers or directors has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding such other parties or any of their respective subsidiaries furnished or made available to such party and its representatives and (ii) none of the other parties hereto, any of such other parties’ subsidiaries or any of their respective officers or directors shall have or be subject to any liability to such party or any other person resulting from the distribution to such party, or such party’s use of, any information, documents, pro forma financial information, financial projections, other forward-looking statements or any other material made available to such party in any “data rooms,” management presentations or in any other form in expectation of the transactions contemplated by this Agreement.

SECTION 9.17.  Legal Representation.  Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and affiliates, that Schulte Roth & Zabel LLP may serve as counsel to the Unitholders, on the one hand, and the Company, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, and that, following Closing, Schulte Roth & Zabel LLP may serve as counsel to the Unitholders or any director, member, partner, officer, employee or affiliate of the Unitholders, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement and each of the parties to this Agreement consents to such representation and waives any conflict of interest arising from such representation, and each of such parties shall cause any affiliate to consent to waive any conflict of interest arising from such representation.

SECTION 9.18.  Survival of Covenants, Agreements, Representations and Warranties.  For purposes of this Article IX (and notwithstanding anything to the contrary contained in this Agreement or otherwise), the representations, warranties, covenants and agreements contained in this Agreement shall be deemed to survive the Closing and to remain in full force and effect, regardless of any investigation made by or on behalf of any party, until the indemnification obligation therefor terminates in accordance with the Indemnification Agreement.

SECTION 9.19.  Representative.  (a)  The Company hereby irrevocably appoints the Representative as each Unitholder’s true and lawful representative, attorney-in-fact and agent of the Unitholders in connection with the transactions contemplated by this Agreement and in any litigation or arbitration involving this Agreement. By its approval of the Merger and the adoption of this Agreement and/or its acceptance of any consideration pursuant to this Agreement, each Unitholder hereby irrevocably approve and adopt the appointment of the Representative.  In connection therewith, the Representative is authorized to do or refrain from doing all further acts and things, and to execute all such documents as the Representative shall deem necessary or appropriate, and shall have the power and authority to:

(i)      act for some or all of the Unitholders with regard to all matters pertaining to this Agreement;

(ii)    act for the Unitholders to transact matters relating to Proceedings;

(iii)   execute and deliver all amendments, waivers, ancillary agreements, certificates and documents that the Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement;

(iv)    receive funds, make payments of funds, and give receipts for funds;

(v)     do or refrain from doing, on behalf of the Unitholders, any further act or deed that the Representative deems necessary or appropriate in the Representative’s discretion relating to the subject matter of this Agreement, in each case as fully and completely as the Unitholders could do if personally present;

(vi)    give and receive all notices required to be given or received by the Unitholders under this Agreement;

(vii)  give any written direction to the Paying Agent or the Escrow Agent on behalf of the Unitholders; and

(viii) receive service of process in connection with any claims under this Agreement.

All decisions and actions of the Representative on behalf of the Unitholders shall be binding upon all Unitholders, and no Unitholder shall have the right to object, dissent, protest or otherwise contest the same.

(b)        The Representative shall act for the Unitholders on all of the matters set forth in this Agreement in the manner the Representative believes to be in the best interest of the Unitholders.  The Representative is authorized to act on behalf of the Unitholders notwithstanding any dispute or disagreement among the Unitholders.  In taking any action as Representative, the Representative may rely conclusively, without any further inquiry or investigation, upon any certification or confirmation, oral or written, given by any person whom the Representative reasonably believes to be authorized thereunto.  The Representative may, in all questions arising hereunder, rely on the advice of counsel, and the Representative shall not be liable to any of the parties hereto or to any Unitholder for anything done, omitted or suffered in good faith by the Representative based on such advice.  The Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Representative.  The Representative shall not have any liability to any of the parties hereto or the Unitholders for any act done or omitted hereunder as Representative while acting in good faith. To the extent not satisfied from the Representative Account, the Representative shall be entitled to reimbursement, from the Unitholders for all reasonable expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Representative in such capacity, and for indemnification against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as the Representative (except for those arising out of the Representative’s bad faith or willful misconduct), including the costs and expenses of investigation and defense of claims.

(c)        The Representative shall have reasonable access to relevant information about the Company for purposes of performing the Representative’s duties and exercising the Representative’s rights hereunder; provided that the Representative shall treat confidentially and not disclose any nonpublic information from or about the Company to anyone except (i) in connection with any disputes arising out of or in connection with this Agreement and (ii) as required by law or to its employees, advisors or consultants and to the Unitholders, in each case who have a need to know such information, provided that such persons are bound by obligations of confidentiality to the Representative of at least as high a standard as those imposed on the Representative under this Agreement.

(d)        In the event the Representative becomes unable to perform the Representative’s responsibilities hereunder or resigns from such position, the Unitholders (acting by a written instrument signed by Unitholders who held, as of immediately prior to the Effective Time, a majority (measured on an as-exercised and as-converted basis) of the then outstanding Units) shall select another representative to fill the vacancy of the Representative, and such substituted representative shall be deemed to be the Representative for all purposes of this Agreement.  The Representative may be removed only upon delivery of written notice to Parent signed by persons who, as of immediately prior to the Effective Time, held a majority (measured on an as-exercised and as-converted basis) of the then outstanding Units.

(e)        For all purposes of this Agreement:

(i) Parent shall be entitled to rely conclusively on the instructions and decisions of the Representative as to the settlement of any disputes or claims under this Agreement, or any other actions required or permitted to be taken by the Representative hereunder, and no party hereunder or any Unitholder shall have any cause of action against Parent for any action taken by Parent in reliance upon the instructions or decisions of the Representative;

(ii) the provisions of this Section 9.19 are independent and severable, are irrevocable (subject only to Section 9.19(e)) and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Unitholder may have in connection with the transactions contemplated by this Agreement; and

(i)            the provisions of this Section 9.19 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Unitholder, and any references in this Agreement to a Unitholder shall mean and include the successors to the rights of each applicable Unitholder hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

SECTION 9.20.   Indemnification Agreement; Escrow Agreement.  By its approval of the Merger and the adoption of this Agreement and/or its acceptance of any consideration pursuant to this Agreement, each Unitholder hereby (a) agrees to the terms and conditions of the Indemnification Agreement, including the indemnification obligations set forth in Article II thereof, and any written amendments to the Indemnification Agreement satisfying the requirements of Section 4.13 thereof, makes the representations and warranties set forth in Article III thereof and otherwise agrees to be bound thereby, regardless of whether such Unitholder executes and delivers a signed counterpart of the Indemnification Agreement, and (b) acknowledges and consents to the terms of the Escrow Agreement, and any written amendments thereto satisfying the requirements of Section 18 thereof.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the date first written above.

CINCINNATI BELL INC.

By:	/s/ Leigh R. Fox
	Name:	Leigh R. Fox
	Title:	President and Chief Executive Officer

YANKEE ACQUISITION LLC

By:	/s/ Leigh R. Fox
	Name:	Leigh R. Fox
	Title:	President and Chief Executive Officer

ONX HOLDINGS LLC

By:	Marlin Equity III, L.P., its manager
By:	Marlin Ultimate GP, LLC, its general partner

By:	/s/ Steve Johnson
	Name:	Steve Johnson
	Title:	Authorized Signatory

MLN HOLDER REP LLC

By:	/s/ Steve Johnson
	Name:	Steve Johnson
	Title:	Vice President

[Signature Page to Project Yankee Merger Agreement]

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